UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Interim Financial Information

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

At March 31, 2024 and report on review of interim financial information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	03.31.2024	12.31.2023
1	Total Assets	1,328,622,000	1,309,830,000
1.01	Current Assets	143,493,000	143,004,000
1.01.01	Cash and Cash Equivalents	6,699,000	2,562,000
1.01.02	Marketable Securities	19,170,000	13,644,000
1.01.03	Trade and Other Receivables	61,345,000	77,757,000
1.01.04	Inventories	35,139,000	31,612,000
1.01.06	Recoverable Taxes	7,262,000	5,123,000
1.01.06.01	Current Recoverable Taxes	7,262,000	5,123,000
1.01.06.01.01	Recoverable Income Taxes	1,652,000	731,000
1.01.06.01.02	Other Recoverable Taxes	5,610,000	4,392,000
1.01.08	Other Current Assets	13,878,000	12,306,000
1.01.08.01	Non-Current Assets Held for Sale	2,099,000	2,053,000
1.01.08.03	Others	11,779,000	10,253,000
1.01.08.03.03	Others	11,779,000	10,253,000
1.02	Non-Current Assets	1,185,129,000	1,166,826,000
1.02.01	Long-Term Receivables	123,534,000	124,474,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	9,394,000	11,661,000
1.02.01.04	Trade and Other Receivables	6,481,000	8,099,000
1.02.01.07	Deferred Taxes	21,779,000	21,516,000
1.02.01.07.02	Deferred Taxes and Contributions	21,779,000	21,516,000
1.02.01.10	Other Non-Current Assets	85,880,000	83,198,000
1.02.01.10.04	Judicial Deposits	73,603,000	70,968,000
1.02.01.10.05	Other Assets	12,277,000	12,230,000
1.02.02	Investments	280,573,000	268,220,000
1.02.03	Property, Plant and Equipment	766,371,000	759,569,000
1.02.04	Intangible Assets	14,651,000	14,563,000

3

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	03.31.2024	12.31.2023
2	Total Liabilities	1,328,622,000	1,309,830,000
2.01	Current Liabilities	165,087,000	188,618,000
2.01.01	Payroll, Profit Sharing and Related Charges	8,559,000	8,882,000
2.01.02	Trade Payables	29,825,000	26,649,000
2.01.03	Taxes Obligations	3,398,000	4,445,000
2.01.03.01	Federal Taxes Obligations	3,398,000	4,445,000
2.01.03.01.01	Income Tax and Social Contribution Payable	3,398,000	4,445,000
2.01.04	Current Debt and Finance Lease Obligations	74,450,000	83,100,000
2.01.04.01	Current Debt	34,894,000	46,736,000
2.01.04.03	Lease Obligations	39,556,000	36,364,000
2.01.05	Other Liabilities	31,714,000	48,868,000
2.01.05.02	Others	31,714,000	48,868,000
2.01.05.02.01	Dividends and Interest on Capital Payable	−	16,947,000
2.01.05.02.04	Other Taxes Payable	19,193,000	19,669,000
2.01.05.02.06	Other liabilities	12,521,000	12,252,000
2.01.06	Provisions	14,528,000	14,053,000
2.01.06.02	Other Provisions	14,528,000	14,053,000
2.01.06.02.04	Pension and Medical Benefits	4,449,000	4,392,000
2.01.06.02.05	Provision for Decommissioning Costs	10,079,000	9,661,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	2,613,000	2,621,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	2,613,000	2,621,000
2.02	Non-Current Liabilities	755,899,000	740,771,000
2.02.01	Non-Current Debt and Finance Lease Obligations	496,301,000	479,659,000
2.02.01.01	Non-Current Debt	359,770,000	346,419,000
2.02.01.03	Lease Obligations	136,531,000	133,240,000
2.02.02	Other Liabilities	1,364,000	1,409,000
2.02.02.02	Others	1,364,000	1,409,000
2.02.02.02.03	Income Taxes Payable	1,364,000	1,409,000
2.02.03	Deferred Taxes	56,055,000	59,000,000
2.02.03.01	Deferred Income Taxes	56,055,000	59,000,000
2.02.04	Provisions	202,179,000	200,703,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	15,635,000	14,855,000
2.02.04.02	Other Provisions	186,544,000	185,848,000
2.02.04.02.04	Pension and Medical Benefits	74,541,000	73,517,000
2.02.04.02.05	Provision for Decommissioning Costs	101,524,000	102,167,000
2.02.04.02.06	Employee Benefits	482,000	492,000
2.02.04.02.07	Other liabilities	9,997,000	9,672,000
2.03	Shareholders' Equity	407,636,000	380,441,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	(1,469,000)	(322,000)
2.03.04	Profit Reserves	182,657,000	158,955,000
2.03.08	Other Comprehensive Income	21,016,000	16,376,000

4

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 03/31/2024	Accumulated of the Previous Period 01/01/2023 to 03/31/2023
3.01	Sales Revenues	115,376,000	129,138,000
3.02	Cost of Sales	(55,913,000)	(62,046,000)
3.03	Gross Profit	59,463,000	67,092,000
3.04	Operating Expenses / Income	(11,315,000)	(5,852,000)
3.04.01	Selling Expenses	(6,577,000)	(6,211,000)
3.04.02	General and Administrative Expenses	(1,906,000)	(1,551,000)
3.04.05	Other Operating Expenses	(6,643,000)	(5,249,000)
3.04.05.01	Other Taxes	(361,000)	(815,000)
3.04.05.02	Research and Development Expenses	(908,000)	(800,000)
3.04.05.03	Exploration Costs	(666,000)	(816,000)
3.04.05.05	Other Operating Expenses, Net	(4,774,000)	(2,888,000)
3.04.05.07	Impairment (losses) reversals, net	66,000	70,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	3,811,000	7,159,000
3.05	Net Income Before Financial Results and Income Taxes	48,148,000	61,240,000
3.06	Finance Income (Expenses), Net	(13,857,000)	(6,156,000)
3.06.01	Finance Income	2,480,000	2,694,000
3.06.01.01	Finance Income	2,480,000	2,694,000
3.06.02	Finance Expenses	(16,337,000)	(8,850,000)
3.06.02.01	Finance Expenses	(9,047,000)	(8,219,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(7,290,000)	(631,000)
3.07	Net Income Before Income Taxes	34,291,000	55,084,000
3.08	Income Tax and Social Contribution	(10,591,000)	(16,928,000)
3.08.01	Current	(11,405,000)	(14,410,000)
3.08.02	Deferred	814,000	(2,518,000)
3.09	Net Income from Continuing Operations	23,700,000	38,156,000
3.11	Income / (Loss) for the Period	23,700,000	38,156,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	1.83	2.93
3.99.01.02	Preferred Shares	1.83	2.93
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	1.83	2.93
3.99.02.02	Preferred Shares	1.83	2.93

5

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 03/31/2024	Accumulated of the Previous Period 01/01/2023 to 03/31/2023
4.01	Net Income for the Period	23,700,000	38,156,000
4.02	Other Comprehensive Income	4,640,000	1,334,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	−	(570,000)
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	194,000
4.02.03	Translation Adjustments in investees	8,983,000	(7,782,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(9,966,000)	7,691,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	3,422,000	5,897,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	2,225,000	(4,620,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(24,000)	524,000
4.03	Total Comprehensive Income for the Period	28,340,000	39,490,000

6

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2024 to 03/31/2024 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000
5.03	Adjusted Opening Balance	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000
5.04	Capital Transactions with Owners	−	(1,147,000)	−	2,000	−	(1,145,000)
5.04.04	Treasury Shares Acquired	−	(1,147,000)	−	−	−	(1,147,000)
5.04.11	Expired dividends	−	−	−	2,000	−	2,000
5.05	Total of Comprehensive Income	−	−	−	23,700,000	4,640,000	28,340,000
5.05.01	Net Income for the Period	−	−	−	23,700,000	−	23,700,000
5.05.02	Other Comprehensive Income	−	−	−	−	4,640,000	4,640,000
5.07	Balance at the End of the Period	205,432,000	(1,469,000)	158,955,000	23,702,000	21,016,000	407,636,000

7

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2023 to 03/31/2023 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000
5.03	Adjusted Opening Balance	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000
5.05	Total of Comprehensive Income	−	−	−	38,156,000	1,334,000	39,490,000
5.05.01	Net Income for the Period	−	−	−	38,156,000	−	38,156,000
5.05.02	Other Comprehensive Income	−	−	−	−	1,334,000	1,334,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	128,346,000	38,156,000	26,832,000	402,084,000

b

8

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 03/31/2024	Accumulated of the Previous Period 01/01/2023 to 03/31/2023
6.01	Net cash provided by operating activities	40,628,000	25,718,000
6.01.01	Cash provided by operating activities	64,257,000	70,633,000
6.01.01.01	Net Income for the period	23,700,000	38,156,000
6.01.01.02	Pension and medical benefits (actuarial expense)	2,079,000	1,873,000
6.01.01.03	Results in equity-accounted investments	(3,811,000)	(7,159,000)
6.01.01.04	Depreciation, depletion and amortization	17,298,000	16,032,000
6.01.01.05	Impairment of assets (reversal), net	(66,000)	(70,000)
6.01.01.06	Exploratory expenditures write-offs	248,000	165,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	1,339,000	1,160,000
6.01.01.08	Foreign exchange, indexation and finance charges	12,609,000	5,466,000
6.01.01.10	Allowance (reversals) for credit loss on trade and other receivables, net	121,000	117,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,375,000	1,095,000
6.01.01.15	Income Taxes	10,591,000	16,928,000
6.01.01.16	Results from co-participation agreements in bid areas	(237,000)	(144,000)
6.01.01.17	Gain on disposal/write-offs of assets	(648,000)	(2,137,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(341,000)	(849,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(11,158,000)	(23,242,000)
6.01.02.01	Trade and other receivables, net	(3,361,000)	(18,610,000)
6.01.02.02	Inventories	(3,525,000)	2,158,000
6.01.02.03	Judicial deposits	(1,402,000)	(2,073,000)
6.01.02.05	Other assets	(84,000)	1,046,000
6.01.02.06	Trade payables	2,726,000	(2,974,000)
6.01.02.07	Other taxes	(2,539,000)	(992,000)
6.01.02.08	Pension and medical benefits	(998,000)	(921,000)
6.01.02.09	Provisions for legal proceedings	(379,000)	(412,000)
6.01.02.10	Other Employee Benefits	(334,000)	168,000
6.01.02.12	Provision for Decommissioning Costs	(1,253,000)	(822,000)
6.01.02.14	Other liabilities	(9,000)	190,000
6.01.03	Others	(12,471,000)	(21,673,000)
6.01.03.01	Income Taxes Paid	(12,471,000)	(21,673,000)
6.02	Net cash used in investing activities	3,847,000	(2,429,000)
6.02.01	Acquisition of PP&E and intangibles assets	(13,910,000)	(12,780,000)
6.02.02	Acquisition of equity interests	149,000	(25,000)
6.02.03	Proceeds from disposal of assets - Divestment	2,796,000	9,643,000
6.02.04	Divestment (investment) in marketable securities	12,560,000	(1,585,000)
6.02.05	Dividends received	301,000	286,000
6.02.08	Financial compensation for Co-participation Agreement	1,951,000	2,032,000
6.03	Net cash used in financing activities	(40,338,000)	(24,633,000)
6.03.02	Proceeds from financing	17,023,000	34,235,000
6.03.03	Repayment of principal - finance debt	(23,322,000)	(22,716,000)
6.03.04	Repayment of interest - finance debt	(5,901,000)	(6,879,000)
6.03.05	Dividends paid to shareholders of Petrobras	(17,182,000)	(21,803,000)
6.03.08	Settlement of lease liabilities	(9,809,000)	(7,470,000)
6.03.10	Share repurchase program	(1,147,000)	−
6.05	Net increase/ (decrease) in cash and cash equivalents	4,137,000	(1,344,000)
6.05.01	Cash and cash equivalents at the beginning of the year	2,562,000	3,627,000
6.05.02	Cash and cash equivalents at the end of the period	6,699,000	2,283,000

9

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 03/31/2024	Accumulated of the Previous Period 01/01/2023 to 03/31/2023
7.01	Sales Revenues	163,196,000	162,214,000
7.01.01	Sales of Goods and Services	147,742,000	145,779,000
7.01.02	Other Revenues	2,600,000	8,077,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	12,975,000	8,475,000
7.01.04	Allowance for expected credit losses	(121,000)	(117,000)
7.02	Inputs Acquired from Third Parties	(52,497,000)	(60,508,000)
7.02.01	Cost of Sales	(21,872,000)	(24,496,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(20,903,000)	(25,982,000)
7.02.03	Impairment Charges / Reversals of Assets	66,000	70,000
7.02.04	Others	(9,788,000)	(10,100,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(9,788,000)	(10,100,000)
7.03	Gross Added Value	110,699,000	101,706,000
7.04	Retentions	(17,298,000)	(16,032,000)
7.04.01	Depreciation, Amortization and Depletion	(17,298,000)	(16,032,000)
7.05	Net Added Value Produced	93,401,000	85,674,000
7.06	Transferred Added Value	7,772,000	11,395,000
7.06.01	Share of Profit of Equity-Accounted Investments	3,811,000	7,159,000
7.06.02	Finance Income	2,480,000	2,694,000
7.06.03	Others	1,481,000	1,542,000
7.06.03.01	Rentals, royalties and others	1,481,000	1,542,000
7.07	Total Added Value to be Distributed	101,173,000	97,069,000
7.08	Distribution of Added Value	101,173,000	97,069,000
7.08.01	Employee Compensation	8,188,000	6,967,000
7.08.01.01	Salaries	5,234,000	4,314,000
7.08.01.02	Fringe Benefits	2,653,000	2,387,000
7.08.01.03	Unemployment Benefits (FGTS)	301,000	266,000
7.08.02	Taxes and Contributions	49,573,000	39,838,000
7.08.02.01	Federal	35,037,000	33,898,000
7.08.02.02	State	14,432,000	5,893,000
7.08.02.03	Municipal	104,000	47,000
7.08.03	Return on Third-Party Capital	19,712,000	12,108,000
7.08.03.01	Interest	18,230,000	10,258,000
7.08.03.02	Rental Expenses	1,482,000	1,850,000
7.08.04	Return on Shareholders' Equity	23,700,000	38,156,000
7.08.04.03	Retained Earnings / (Losses) for the Period	23,700,000	38,156,000

10

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	03.31.2024	12.31.2023
1	Total Assets	1,067,292,000	1,050,888,000
1.01	Current Assets	165,964,000	157,079,000
1.01.01	Cash and Cash Equivalents	57,689,000	61,613,000
1.01.02	Marketable Securities	24,072,000	13,650,000
1.01.03	Trade and Other Receivables	25,184,000	29,702,000
1.01.04	Inventories	40,849,000	37,184,000
1.01.06	Recoverable Taxes	7,701,000	5,703,000
1.01.06.01	Current Recoverable Taxes	7,701,000	5,703,000
1.01.06.01.01	Recoverable Income Taxes	1,811,000	1,055,000
1.01.06.01.02	Other Recoverable Taxes	5,890,000	4,648,000
1.01.08	Other Current Assets	10,469,000	9,227,000
1.01.08.01	Non-Current Assets Held for Sale	1,672,000	1,624,000
1.01.08.03	Others	8,797,000	7,603,000
1.01.08.03.03	Others	8,797,000	7,603,000
1.02	Non-Current Assets	901,328,000	893,809,000
1.02.01	Long-Term Receivables	129,858,000	129,735,000
1.02.01.03	Marketable Securities measured at amortized cost	9,394,000	11,661,000
1.02.01.04	Trade and Other Receivables	7,302,000	8,942,000
1.02.01.07	Deferred Taxes	27,896,000	26,533,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	5,829,000	4,672,000
1.02.01.07.02	Deferred Taxes and Contributions	22,067,000	21,861,000
1.02.01.10	Other Non-Current Assets	85,266,000	82,599,000
1.02.01.10.04	Judicial Deposits	74,049,000	71,390,000
1.02.01.10.05	Other Assets	11,217,000	11,209,000
1.02.02	Investments	6,168,000	6,574,000
1.02.03	Property, Plant and Equipment	750,483,000	742,774,000
1.02.04	Intangible Assets	14,819,000	14,726,000

11

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	03.31.2024	12.31.2023
2	Total Liabilities	1,067,292,000	1,050,888,000
2.01	Current Liabilities	153,876,000	163,928,000
2.01.01	Payroll, Profit Sharing and Related Charges	9,521,000	9,802,000
2.01.02	Trade Payables	25,801,000	23,302,000
2.01.03	Taxes Obligations	5,031,000	6,295,000
2.01.03.01	Federal Taxes Obligations	5,031,000	6,295,000
2.01.03.01.01	Income Taxes Payable	5,031,000	6,295,000
2.01.04	Current Debt and Lease Obligations	61,798,000	55,781,000
2.01.04.01	Current Debt	24,552,000	20,923,000
2.01.04.03	Lease Obligations	37,246,000	34,858,000
2.01.05	Other Liabilities	34,402,000	51,898,000
2.01.05.02	Others	34,402,000	51,898,000
2.01.05.02.01	Dividends and Interest on Capital Payable	99,000	17,134,000
2.01.05.02.04	Other Taxes Payable	19,755,000	20,168,000
2.01.05.02.06	Other liabilities	14,548,000	14,596,000
2.01.06	Provisions	14,710,000	14,229,000
2.01.06.02	Other Provisions	14,710,000	14,229,000
2.01.06.02.04	Pension and Medical Benefits	4,449,000	4,392,000
2.01.06.02.05	Provision for Decommissioning Costs	10,261,000	9,837,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	2,613,000	2,621,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	2,613,000	2,621,000
2.02	Non-Current Liabilities	503,494,000	504,620,000
2.02.01	Non-Current Debt and Finance Lease Obligations	247,157,000	247,281,000
2.02.01.01	Non-Current Debt	114,035,000	118,508,000
2.02.01.03	Lease Obligations	133,122,000	128,773,000
2.02.02	Other Liabilities	1,396,000	1,446,000
2.02.02.02	Others	1,396,000	1,446,000
2.02.02.02.03	Income Taxes Payable	1,396,000	1,446,000
2.02.03	Deferred Taxes	50,160,000	52,820,000
2.02.03.01	Deferred Taxes	50,160,000	52,820,000
2.02.04	Provisions	204,781,000	203,073,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	16,834,000	16,000,000
2.02.04.02	Other Provisions	187,947,000	187,073,000
2.02.04.02.04	Pension and Medical Benefits	75,999,000	74,916,000
2.02.04.02.05	Provision for Decommissioning Costs	101,811,000	102,493,000
2.02.04.02.06	Employee Benefits	495,000	505,000
2.02.04.02.07	Other liabilities	9,642,000	9,159,000
2.03	Shareholders' Equity	409,922,000	382,340,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	(1,685,000)	(538,000)
2.03.04	Profit Reserves	182,873,000	159,171,000
2.03.08	Other Comprehensive Income	21,016,000	16,376,000
2.03.09	Non-controlling interests	2,286,000	1,899,000

12

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 03/31/2024	Accumulated of the Previous Period 01/01/2023 to 03/31/2023
3.01	Sales Revenues	117,721,000	139,068,000
3.02	Cost of Sales	(57,020,000)	(65,757,000)
3.03	Gross Profit	60,701,000	73,311,000
3.04	Operating Expenses / Income	(16,674,000)	(13,114,000)
3.04.01	Selling Expenses	(6,606,000)	(6,344,000)
3.04.02	General and Administrative Expenses	(2,216,000)	(1,855,000)
3.04.05	Other Operating Expenses	(7,395,000)	(5,096,000)
3.04.05.01	Other Taxes	(695,000)	(1,039,000)
3.04.05.02	Research and Development Expenses	(908,000)	(800,000)
3.04.05.03	Exploration Costs	(670,000)	(817,000)
3.04.05.05	Other Operating Expenses, Net	(5,167,000)	(2,424,000)
3.04.05.07	Impairment (losses) reversals, net	45,000	(16,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	(457,000)	181,000
3.05	Net Income Before Financial Results and Income Taxes	44,027,000	60,197,000
3.06	Finance Income (Expenses), Net	(9,579,000)	(3,200,000)
3.06.01	Finance Income	2,736,000	2,419,000
3.06.01.01	Finance Income	2,736,000	2,419,000
3.06.02	Finance Expenses	(12,315,000)	(5,619,000)
3.06.02.01	Finance Expenses	(5,310,000)	(4,387,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(7,005,000)	(1,232,000)
3.07	Net Income Before Income Taxes	34,448,000	56,997,000
3.08	Income Tax and Social Contribution	(10,638,000)	(18,690,000)
3.08.01	Current	(12,295,000)	(15,192,000)
3.08.02	Deferred	1,657,000	(3,498,000)
3.09	Net Income from Continuing Operations	23,810,000	38,307,000
3.11	Income / (Loss) for the Period	23,810,000	38,307,000
3.11.01	Attributable to Shareholders of Petrobras	23,700,000	38,156,000
3.11.02	Attributable to Non-Controlling Interests	110,000	151,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	1.83	2.93
3.99.01.02	Preferred Shares	1.83	2.93
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	1.83	2.93
3.99.02.02	Preferred Shares	1.83	2.93

13

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 03/31/2024	Accumulated of the Previous Period 01/01/2023 to 03/31/2023
4.01	Net Income for the Period	23,810,000	38,307,000
4.02	Other Comprehensive Income	4,641,000	1,334,000
4.02.01	Actuarial Gains (Losses) on Post-employment Defined Benefits Plans	−	(570,000)
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	194,000
4.02.03	Translation Adjustments in investees	8,984,000	(7,782,000)
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	−	−
4.02.05	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive incomes - Reclassified to Profit or Loss	−	−
4.02.06	Deferred Income Tax and Social Contribution on securities measured at fair value through other comprehensive income	−	−
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(9,966,000)	7,691,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	3,452,000	5,992,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	2,215,000	(4,652,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(44,000)	461,000
4.03	Total Comprehensive Income for the Period	28,451,000	39,641,000
4.03.01	Attributable to Shareholders of Petrobras	28,340,000	39,490,000
4.03.02	Attributable to Non-controlling Interests	111,000	151,000

14

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2024 to 03/31/2024 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000	1,899,000	382,340,000
5.03	Adjusted Opening Balance	205,432,000	(322,000)	158,955,000	−	16,376,000	380,441,000	1,899,000	382,340,000
5.04	Capital Transactions with Owners	−	(1,147,000)	−	2,000	−	(1,145,000)	276,000	(869,000)
5.04.04	Treasury Shares Acquired	−	(1,147,000)	−	−	−	(1,147,000)	−	(1,147,000)
5.04.06	Dividends	−	−	−	−	−	−	(187,000)	(187,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	463,000	463,000
5.04.11	Expired unclaimed dividends	−	−	−	2,000	−	2,000	−	2,000
5.05	Total of Comprehensive Income	−	−	−	23,700,000	4,640,000	28,340,000	111,000	28,451,000
5.05.01	Net Income for the Period	−	−	−	23,700,000	−	23,700,000	110,000	23,810,000
5.05.02	Other Comprehensive Income	−	−	−	−	4,640,000	4,640,000	1,000	4,641,000
5.07	Balance at the End of the Period	205,432,000	(1,469,000)	158,955,000	23,702,000	21,016,000	407,636,000	2,286,000	409,922,000

15

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2023 to 03/31/2023 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000	1,791,000	364,385,000
5.03	Adjusted Opening Balance	205,432,000	3,318,000	128,346,000	−	25,498,000	362,594,000	1,791,000	364,385,000
5.04	Capital Transactions with Owners	−	−	−	−	−	−	(621,000)	(621,000)
5.04.06	Dividends	−	−	−	−	−	−	(230,000)	(230,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(391,000)	(391,000)
5.05	Total of Comprehensive Income	−	−	−	38,156,000	1,334,000	39,490,000	151,000	39,641,000
5.05.01	Net Income for the Period	−	−	−	38,156,000	−	38,156,000	151,000	38,307,000
5.05.02	Other Comprehensive Income	−	−	−	−	1,334,000	1,334,000	−	1,334,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	128,346,000	38,156,000	26,832,000	402,084,000	1,321,000	403,405,000

16

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2024 to 03/31/2024	Accumulated of the Previous Period 01/01/2023 to 03/31/2023
6.01	Net cash provided by operating activities	46,481,000	53,759,000
6.01.01	Cash provided by operating activities	64,795,000	76,397,000
6.01.01.01	Net Income for the period	23,810,000	38,307,000
6.01.01.02	Pension and medical benefits (actuarial expense)	2,145,000	1,924,000
6.01.01.03	Results of equity-accounted investments	457,000	(181,000)
6.01.01.04	Depreciation, depletion and amortization	16,648,000	15,186,000
6.01.01.05	Impairment of assets (reversals), net	(45,000)	16,000
6.01.01.06	Exploratory expenditures write-offs	248,000	165,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	1,398,000	1,319,000
6.01.01.08	Foreign exchange, indexation and finance charges	9,561,000	3,377,000
6.01.01.10	Allowance (reversals) for credit loss on trade and other receivables, net	151,000	125,000
6.01.01.11	Inventory write-back to net realizable value	(216,000)	(44,000)
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,385,000	1,102,000
6.01.01.15	Income Taxes	10,638,000	18,690,000
6.01.01.16	Results from co-participation agreements in bid areas	(237,000)	(144,000)
6.01.01.17	Gain on disposal/write-offs of assets	(806,000)	(2,577,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(342,000)	(868,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(5,334,000)	(403,000)
6.01.02.01	Trade and other receivables, net	2,913,000	2,146,000
6.01.02.02	Inventories	(3,115,000)	5,127,000
6.01.02.03	Judicial deposits	(1,424,000)	(2,093,000)
6.01.02.05	Other assets	183,000	570,000
6.01.02.06	Trade payables	2,025,000	(2,467,000)
6.01.02.07	Other taxes	(2,530,000)	(1,129,000)
6.01.02.08	Pension and medical benefits	(1,006,000)	(925,000)
6.01.02.09	Provisions for legal proceedings	(389,000)	(444,000)
6.01.02.10	Other Employee Benefits	(292,000)	181,000
6.01.02.12	Provision for Decommissioning Costs	(1,304,000)	(855,000)
6.01.02.14	Other liabilities	(395,000)	(514,000)
6.01.03	Others	(12,980,000)	(22,235,000)
6.01.03.01	Income Taxes Paid	(12,980,000)	(22,235,000)
6.02	Net cash used in investing activities	(16,440,000)	(5,738,000)
6.02.01	Acquisition of PP&E and intangibles assets	(14,049,000)	(12,592,000)
6.02.02	Acquisition of equity interests	(4,000)	(41,000)
6.02.03	Proceeds from disposal of assets - Divestment	2,801,000	9,646,000
6.02.04	Divestment (investment) in marketable securities	(7,260,000)	(4,838,000)
6.02.05	Dividends received	121,000	55,000
6.02.08	Financial compensation for Co-participation Agreement	1,951,000	2,032,000
6.03	Net cash used in financing activities	(35,582,000)	(36,261,000)
6.03.01	Changes in non-controlling interest	463,000	(392,000)
6.03.02	Proceeds from financing	8,000	263,000
6.03.03	Repayment of principal - finance debt	(5,006,000)	(3,894,000)
6.03.04	Repayment of interest - finance debt	(2,932,000)	(2,964,000)
6.03.05	Dividends paid to shareholders of Petrobras	(17,182,000)	(21,803,000)
6.03.06	Dividends paid to non-controlling interests	(282,000)	(248,000)
6.03.08	Settlement of lease liabilities	(9,504,000)	(7,223,000)
6.03.10	Share repurchase program	(1,147,000)	−
6.04	Effect of exchange rate changes on cash and cash equivalents	1,617,000	(1,206,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(3,924,000)	10,554,000
6.05.01	Cash and cash equivalents at the beginning of the year	61,613,000	41,723,000
6.05.02	Cash and cash equivalents at the end of the period	57,689,000	52,277,000

17

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2024 to 03/31/2024	Accumulated of the Previous Year 01/01/2023 to 03/31/2023
7.01	Sales Revenues	166,598,000	173,884,000
7.01.01	Sales of Goods and Services	150,241,000	155,875,000
7.01.02	Other Revenues	3,403,000	9,484,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	13,105,000	8,650,000
7.01.04	Allowance for expected credit losses	(151,000)	(125,000)
7.02	Inputs Acquired from Third Parties	(53,849,000)	(64,862,000)
7.02.01	Cost of Sales	(24,939,000)	(27,291,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(19,635,000)	(27,965,000)
7.02.03	Impairment Charges / Reversals of Assets	45,000	(16,000)
7.02.04	Others	(9,320,000)	(9,590,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(9,320,000)	(9,590,000)
7.03	Gross Added Value	112,749,000	109,022,000
7.04	Retentions	(16,648,000)	(15,186,000)
7.04.01	Depreciation, Amortization and Depletion	(16,648,000)	(15,186,000)
7.05	Net Added Value Produced	96,101,000	93,836,000
7.06	Transferred Added Value	3,084,000	3,487,000
7.06.01	Share of Profit of Equity-Accounted Investments	(457,000)	181,000
7.06.02	Finance Income	2,736,000	2,419,000
7.06.03	Others	805,000	887,000
7.06.03.01	Rentals, royalties and others	805,000	887,000
7.07	Total Added Value to be Distributed	99,185,000	97,323,000
7.08	Distribution of Added Value	99,185,000	97,323,000
7.08.01	Employee Compensation	9,001,000	7,644,000
7.08.01.01	Salaries	5,858,000	4,795,000
7.08.01.02	Fringe Benefits	2,814,000	2,558,000
7.08.01.03	Unemployment Benefits (FGTS)	329,000	291,000
7.08.02	Taxes and Contributions	50,677,000	42,569,000
7.08.02.01	Federal	35,867,000	36,355,000
7.08.02.02	State	14,586,000	6,048,000
7.08.02.03	Municipal	224,000	166,000
7.08.03	Return on Third-Party Capital	15,697,000	8,803,000
7.08.03.01	Interest	14,210,000	7,028,000
7.08.03.02	Rental Expenses	1,487,000	1,775,000
7.08.04	Return on Shareholders' Equity	23,810,000	38,307,000
7.08.04.03	Retained Earnings / (Losses) for the Period	23,700,000	38,156,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	110,000	151,000

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2023, which include the full set of notes.

The consolidated and individual interim financial information of the company was prepared and is presented in accordance with the Technical Pronouncement - CPC 21 (R1) - Interim Financial Statement, issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM), and related to IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). All relevant information pertaining to the financial statements, and only these, are being evidenced, and correspond to those used in the management of the company's Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 13, 2024.

1.1.	New standards and interpretations

On January 1, 2024, new standards issued by the IASB came into force and were adopted by the Company, with corresponding technical pronouncements issued by the CPC and approved by the CVM, as disclosed in explanatory note 6 of the financial statements as of December 31, 2023.

In relation to the regulations in force as from January 1, 2024, according to the assessments carried out, there were no material impacts on the initial application in this consolidated and individual interim financial information, except for the review of Technical Pronouncement CPC 09 (R1) - Statement of Added Value (DVA).

This review generated a restatement of the DVA between components of the wealth created (revenue, inputs acquired from third parties and depreciation, depletion and amortization) without affecting the net added value produced by the Company, as follows:

	Consolidated			Parent Company
	Disclosed on 03.31.2023	CPC 09 (R1) Effect	Reclassified on 03.31.2023	Disclosed on 03.31.2023	CPC 09 (R1) Effect	Reclassified on 03.31.2023
Revenues	176,116	(2,232)	173,884	164,490	(2,276)	162,214
Inputs acquired from third parties	(64,509)	(353)	(64,862)	(60,199)	(309)	(60,508)
Gross added value	111,607	(2,585)	109,022	104,291	(2,585)	101,706
Depreciation, depletion and amortization	(17,771)	2,585	(15,186)	(18,617)	2,585	(16,032)
Net added value produced by the Company	93,836	−	93,836	85,674	−	85,674

The main changes introduced by CPC 09 (R1) that impacted the company's DVA were:

•	Adjustments to the net realizable value of inventories – they are no longer presented as inputs acquired from third parties and are now disclosed as other revenues;

•	Depreciation, depletion and amortization – the portion capitalized in the company's assets is no longer presented as revenue related to the construction of assets for use and the portion used in liabilities for decommissioning areas is no longer presented as inputs acquired from third parties. Thus, depreciation, depletion and amortization now represent the amounts recognized in the income statement for the period and normally used to reconcile the cash flow from operating activities and the net income for the period.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

2.	Material accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2023.

3.	Cash and cash equivalents and marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash and cash equivalents.

	Consolidated
	03.31.2024	12.31.2023
Cash at bank and in hand	3,614	501
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	2,774	8,434
Other investment funds	665	1,352
	3,439	9,786
- Abroad
Time deposits	32,321	37,458
Automatic investing accounts and interest checking accounts	18,239	13,807
Other financial investments	76	61
	50,636	51,326
Total short-term financial investments	54,075	61,112
Total cash and cash equivalents	57,689	61,613

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

3.2.	Marketable securities
		Consolidated
	03.31.2024	12.31.2023
Fair value through profit or loss	4,668	4,485
Amortized cost - Bank Deposit Certificates and time deposits	28,533	20,572
Amortized cost – Others	265	254
Total	33,466	25,311
Current	24,072	13,650
Non-current	9,394	11,661

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in post-fixed Bank Deposit Certificates with daily liquidity, with maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.	Sales revenues

	Consolidated

	2024 Jan-Mar	2023 Jan-Mar
Gross sales	150,241	155,831
Sales taxes (1)	(32,520)	(16,763)
Sales revenues	117,721	139,068
Diesel	35,051	43,150
Gasoline	15,868	19,189
Liquefied petroleum gas	3,756	4,829
Jet fuel	5,865	7,302
Naphtha	2,118	2,485
Fuel oil (including bunker fuel)	1,702	1,486
Other oil products	5,047	5,633
Subtotal oil products	69,407	84,074
Natural gas	6,546	7,927
Crude oil	6,088	7,016
Nitrogen products and renewables	156	109
Breakage	692	1,142
Electricity	631	570
Services, agency and others	1,223	1,267
Domestic market	84,743	102,105
Exports	31,690	35,014
Crude oil	24,318	28,809
Fuel oil (including bunker fuel)	6,554	5,372
Other oil products and other products	818	833
Sales abroad (2)	1,288	1,949
Foreign Market	32,978	36,963
Sales revenues	117,721	139,068
(1) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(2) Sales revenues from operations outside of Brazil, including trading and excluding exports.

	Consolidated

	2024 Jan-Mar	2023 Jan-Mar
Brazil	84,743	102,105
Domestic market	84,743	102,105
China	7,359	12,946
Americas (except United States)	5,197	7,394
Europe	6,014	7,004
Asia (except China and Singapore)	2,387	2,464
United States	7,286	2,920
Singapore	4,709	4,232
Others	26	3
Foreign market	32,978	36,963
Sales revenues	117,721	139,068

In the three-month period ended March 31, 2024, sales to one client of the refining, transportation and marketing segment represented individually 15% of the Company’s sales revenues; in the same period of 2023, sales to two clients of the same segment represented individually 16% and 11% of the Company’s sales revenues.

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.	Costs and expenses by nature
5.1.	Cost of sales
	Consolidated
	2024 2023
	Jan-Mar	Jan-Mar
Raw material, products for resale, materials and third-party services (1)	(26,714)	(36,857)
Depreciation, depletion and amortization	(13,112)	(12,444)
Production taxes	(15,007)	(14,457)
Employee compensation	(2,187)	(1,999)
Total	(57,020)	(65,757)
(1) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
	Consolidated
	2024 2023
	Jan-Mar	Jan-Mar
Materials, third-party services, freight, rent and other related costs	(5,549)	(5,329)
Depreciation, depletion and amortization	(855)	(777)
Allowance for expected credit losses	(51)	(107)
Employee compensation	(151)	(131)
Total	(6,606)	(6,344)

5.3.	General and administrative expenses
	Consolidated
	2024 Jan-Mar	2023 Jan-Mar
Employee compensation	(1,447)	(1,189)
Materials, third-party services, rent and other related costs	(594)	(529)
Depreciation, depletion and amortization	(175)	(137)
Total	(2,216)	(1,855)

6.	Other income and expenses, net
	Consolidated
	2024	2023
	Jan-Mar	Jan-Mar
Stoppages for asset maintenance and pre-operating expenses	(3,233)	(2,594)
Pension and medical benefits – retirees	(1,531)	(1,460)
Losses related to legal, administrative and arbitration proceedings	(1,398)	(1,319)
Profit Sharing	(873)	(180)
Variable compensation program	(390)	(725)
Operating expenses with thermoelectric power plants	(326)	(212)
Institutional relations and cultural projects	(136)	(113)
Expenses with contractual fines received	(83)	(321)
Gains/(losses) with Commodities Derivatives	25	410
Amounts recovered from Lava Jato investigation (1)	26	463
Ship/take or pay agreements and fines imposed to suppliers	233	173
Results from co-participation agreements in bid areas	237	144
Fines imposed on suppliers	276	224
Early termination and cash outflows revision of lease agreements	342	868
Government grants	385	538
Expenses/Reimbursements from E&P partnership operations	774	835
Results on disposal/write-offs of assets	806	2,577
Others (2)	(301)	(1,732)
Total	(5,167)	(2,424)
(1) The total amount recovered from the Lava Jato Investigation through December 31, 2023 was R$ 7,281, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(2) It includes, in the first quarter of 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of R$ 1.654.

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.	Net finance income (expense)
	Consolidated
	2024	2023
	Jan-Mar	Jan-Mar
Finance income	2,736	2,419
Income from investments and marketable securities (Government Bonds)	2,140	1,732
Other finance income	596	687
Finance expenses	(5,310)	(4,387)
Interest on finance debt	(2,744)	(2,812)
Unwinding of discount on lease liability	(2,708)	(1,862)
Capitalized borrowing costs	1,861	1,408
Unwinding of discount on the provision for decommissioning costs	(1,347)	(1,099)
Other finance expenses	(372)	(22)
Foreign exchange gains (losses) and indexation charges	(7,005)	(1,232)
Foreign exchange gains (losses) (1)	(4,343)	4,170
Reclassification of hedge accounting to the Statement of Income (1)	(3,452)	(5,992)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(346)	(164)
Recoverable taxes inflation indexation income	245	335
Other foreign exchange gains and indexation charges, net	891	419
Total	(9,579)	(3,200)
(1) For more information, see notes 27.2.2 a and 27.2.2 c.

8.	Information by operating segment

8.1.	Net income by operating segment

Consolidated Statement of Income by operating segment - Jan-Mar/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	79,644	109,905	11,989	379	(84,196)	117,721
Intersegments	79,124	1,499	3,564	9	(84,196)	−
Third parties	520	108,406	8,425	370	−	117,721
Cost of sales	(32,760)	(98,971)	(5,838)	(362)	80,911	(57,020)
Gross profit	46,884	10,934	6,151	17	(3,285)	60,701
Expenses	(3,117)	(4,143)	(4,406)	(4,551)	−	(16,217)
Selling	(4)	(2,732)	(3,806)	(64)	−	(6,606)
General and administrative	(101)	(417)	(139)	(1,559)	−	(2,216)
Exploration costs	(670)	−	−	−	−	(670)
Research and development	(690)	(8)	(3)	(207)	−	(908)
Other taxes	(98)	(34)	(25)	(538)	−	(695)
Impairment	(21)	−	−	66	−	45
Other income and expenses, net	(1,533)	(952)	(433)	(2,249)	−	(5,167)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	43,767	6,791	1,745	(4,534)	(3,285)	44,484
Net finance income (expenses)	−	−	−	(9,579)	−	(9,579)
Results in equity-accounted investments	85	(645)	107	(4)	−	(457)
Net Income (loss) before income taxes	43,852	6,146	1,852	(14,117)	(3,285)	34,448
Income taxes	(14,881)	(2,309)	(593)	6,028	1,117	(10,638)
Net income (loss) of the period	28,971	3,837	1,259	(8,089)	(2,168)	23,810
Attributable to:
Shareholders of Petrobras	28,975	3,837	1,191	(8,135)	(2,168)	23,700
Non-controlling interests	(4)	−	68	46	−	110
	28,971	3,837	1,259	(8,089)	(2,168)	23,810

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - Jan-Mar/2023
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total

Sales revenues	81,722	129,052	14,823	388	(86,917)	139,068
Intersegments	80,267	2,462	4,181	7	(86,917)	−
Third parties	1,455	126,590	10,642	381	−	139,068
Cost of sales	(33,143)	(113,603)	(7,621)	(398)	89,008	(65,757)
Gross profit	48,579	15,449	7,202	(10)	2,091	73,311
Expenses	(638)	(6,141)	(4,051)	(2,442)	(23)	(13,295)
Selling	(35)	(2,775)	(3,390)	(121)	(23)	(6,344)
General and administrative	(86)	(405)	(79)	(1,285)	−	(1,855)
Exploration costs	(817)	−	−	−	−	(817)
Research and development	(645)	(10)	(7)	(138)	−	(800)
Other taxes	(90)	(558)	(46)	(345)	−	(1,039)
Impairment	70	(86)	-	-	-	(16)
Other income and expenses, net	965	(2,307)	(529)	(553)	−	(2,424)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	47,941	9,308	3,151	(2,452)	2,068	60,016
Net finance income (expenses)	−	−	−	(3,200)	−	(3,200)
Results in equity-accounted investments	94	66	23	(2)	−	181
Net Income (loss) before income taxes	48,035	9,374	3,174	(5,654)	2,068	56,997
Income taxes	(16,300)	(3,165)	(1,071)	2,550	(704)	(18,690)
Net income (loss) of the period	31,735	6,209	2,103	(3,104)	1,364	38,307
Attributable to:
Shareholders of Petrobras	31,742	6,209	2,010	(3,169)	1,364	38,156
Non-controlling interests	(7)	−	93	65	−	151
	31,735	6,209	2,103	(3,104)	1,364	38,307

The balance of depreciation, depletion and amortization by business segment is shown below:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Jan-Mar/2024	12,528	3,207	756	157	16,648
Jan-Mar/2023	11,502	2,899	643	142	15,186
8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 03.31.2024

Current assets	12,240	58,666	2,164	120,929	(28,035)	165,964
Non-current assets	665,754	114,732	33,823	87,019	−	901,328
Long-term receivables	45,407	10,440	403	73,608	−	129,858
Investments	1,692	3,434	762	280	−	6,168
Property, plant and equipment	606,815	100,182	32,279	11,207	−	750,483
Operating assets	520,895	85,994	19,619	8,522	−	635,030
Under construction	85,920	14,188	12,660	2,685	−	115,453
Intangible assets	11,840	676	379	1,924	−	14,819
Total Assets	677,994	173,398	35,987	207,948	(28,035)	1,067,292

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2023

Current assets	13,574	53,265	1,793	113,997	(25,550)	157,079
Non-current assets	658,729	115,224	31,013	88,843	−	893,809
Long-term receivables	43,705	10,014	400	75,616	−	129,735
Investments	1,667	3,926	703	278	−	6,574
Property, plant and equipment	601,553	100,629	29,539	11,053	−	742,774
Operating assets	524,822	87,762	17,454	8,570	−	638,608
Under construction	76,731	12,867	12,085	2,483	−	104,166
Intangible assets	11,804	655	371	1,896	−	14,726
Total Assets	672,303	168,489	32,806	202,840	(25,550)	1,050,888

9.	Trade and other receivables
9.1.	Trade and other receivables

	Consolidated		Parent Company
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Receivables from contracts with customers
Third parties	27,117	29,231	18,810	19,980
Related parties
Investees (note 28.5)	738	680	28,481	27,341
Subtotal	27,855	29,911	47,291	47,321
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	7,401	10,466	7,401	10,466
Lease receivables	1,702	1,706	137	136
Other receivables	2,244	3,037	1,710	2,427
Related parties
Applications in credit rights - FIDC-NP (note 28.3)	−	−	14,699	28,797
Petroleum and alcohol accounts – receivables from Brazilian Government	1,367	1,345	1,367	1,345
Subtotal	12,714	16,554	25,314	43,171
Total trade receivables	40,569	46,465	72,605	90,492
Expected credit losses (ECL) – Third parties	(8,070)	(7,811)	(4,766)	(4,626)
Expected credit losses (ECL) – Related parties	(13)	(10)	(13)	(10)
Total trade receivables, net	32,486	38,644	67,826	85,856
Current	25,184	29,702	61,345	77,757
Non-current	7,302	8,942	6,481	8,099

Accounts receivable are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of products that depend on the variation in the value of the commodity, classified in the category fair value through profit or loss, whose value on March 31, 2024 totaled R$ 1,795 (R$ 2,434 as of December 31, 2023).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the Earn Out of the Atapu and Sépia fields, totaling R$ 1,457 (R$ 2,957 as of December 31, 2023), from the sale of the Roncador field for R$ 1,809 (R$ 1,745 as of December 31, 2023), and the Potiguar group of fields for R$ 1,354 (R$ 1,283 as of December 31, 2023).

The second and final installment of Petroleum and Alcohol Accounts in the amount of R$ 1,367 is in a judicial account and awaits court clearance to work as a guarantee in a tax enforcement proceeding.

25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.2.	Aging of trade and other receivables – third parties
				Consolidated	Parent Company
	03.31.2024		12.31.2023		03.31.2024		12.31.2023
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	28,724	(227)	33,636	(163)	22,204	(222)	25,925	(159)
Overdue:
Until 3 months (1)	1,001	(223)	2,285	(208)	927	(220)	2,246	(200)
3 – 6 months	160	(91)	91	(50)	141	(86)	68	(43)
6 – 12 months	211	(176)	303	(277)	175	(172)	278	(274)
More than 12 months	8,368	(7,353)	8,125	(7,113)	4,611	(4,066)	4,492	(3,950)
Total	38,464	(8,070)	44,440	(7,811)	28,058	(4,766)	33,009	(4,626)

(1) On January 10, 2024, Petrobras received from Carmo Energy the last installment in the amount of US$298 million, including adjustments and late payment charges due, relating to the sale of the Carmópolis Complex, due on December 20, 2023.

9.3.	Changes in provision for expected credit losses - third parties and related parties

	Consolidated		Parent Company
	2024	2023	2024	2023
	Jan-Mar	Jan-Mar	Jan-Mar	Jan-Mar
Opening balance	7,821	8,015	4,636	4,652
Additions	288	222	265	214
Reversals	(118)	(110)	(111)	(106)
Write-offs	(11)	(1)	(11)	(1)
Cumulative translation adjustment	103	(88)	−	−
Closing balance	8,083	8,038	4,779	4,759
Current	1,541	1,359	1,339	1,237
Non-current	6,542	6,679	3,440	3,522
10.	Inventories
	Consolidated
	03.31.2024	12.31.2023
Crude oil	16,465	16,341
Oil products	13,635	10,631
Intermediate products	2,929	3,076
Natural gas and LNG (1)	596	379
Biofuels	69	61
Fertilizers	7	7
Total products	33,701	30,495
Materials, suppliers and others	7,148	6,689
Total	40,849	37,184
(1) Liquefied Natural Gas.

Consolidated inventories are presented net of losses for adjustment to their net realizable value, these adjustments being mainly due to fluctuations in international oil prices and their oil products and, they are recognized in the statement of income for the period as cost of sales. In the three-month period ended March 31, 2024, the Company recognized a R$ 216 reversal of cost of sales, adjusting inventories to net realizable value (a R$ 44 reversal of cost of sales in the three-month period ended March 31, 2023).

At March 31, 2024, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to pension plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros in 2008, in the estimated amount of R$ 4,502.

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.	Trade payables
	Consolidated		Parent Company
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Third parties in Brazil	16,457	17,544	15,475	16,376
Third parties abroad	9,288	5,691	3,824	2,705
Related parties (note 28.1)	56	67	10,526	7,568
Total	25,801	23,302	29,825	26,649

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of March 31, 2024, the balance advanced by suppliers, within the scope of the program, is R$ 676 (R$ 534 as of December 31, 2023) and has a payment term from 7 to 92 days and a weighted average term of 55 days (payment term from 7 to 92 days and a weighted average term of 57 days in 2023), after the contracted commercial conditions have been met.

12. Taxes 12.1. Income taxes	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Taxes in Brazil
Income taxes	1,783	963	3,278	4,788	−	−
Income taxes – Tax settlement programs	−	−	289	283	1,396	1,446
	1,783	963	3,567	5,071	1,396	1,446
Taxes abroad	28	92	1,464	1,224	−	−
Total	1,811	1,055	5,031	6,295	1,396	1,446

Reconciliation between statutory income tax rate and effective income tax rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated

	2024 Jan-Mar	2023 Jan-Mar
Net income before income taxes	34,448	56,997
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(11,712)	(19,379)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	1,428	1,278
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(246)	(526)
Tax incentives	155	222
Tax loss carryforwards (unrecognized tax losses) (2)	277	(28)
Non-taxable income (non-deductible expenses), net	123	33
Post-retirement benefit	(601)	(401)
Results of equity-accounted investments in Brazil and abroad	(171)	60
Non-incidence of income taxes on indexation (SELIC interest rate) of undue paid taxes	104	48
Others	5	3
Income tax expenses	(10,638)	(18,690)
Deferred income taxes	1,657	(3,498)
Current income taxes	(12,295)	(15,192)
Effective tax rate of income taxes	30.9%	32.8%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Petrobras recognized tax loss and negative social contribution basis of a subsidiary in the amount of R$ 265, within the scope of the incentivized self-regularization program for taxes administered by the Brazilian Federal Revenue Service (Law No. 14,740/23 and Normative Instruction No. 2,168/23), to settle a debt in the amount of R$560, of which R$295 in cash.

Deferred income taxes - non-current

The table below shows the movement in the periods:

	Consolidated
	2024	2023
	Jan-Mar	Jan-Mar
Opening balance	(48,148)	(30,878)
Recognized in income of the period	1,657	(3,498)
Recognized in shareholders’ equity	2,215	(4,458)
Cummulative Translation Adjustment	46	(44)
Use of tax credits	(1)	−
Others	(100)	1
Final balance	(44,331)	(38,877)

The table below shows the composition and basis for realization of deferred tax assets and liabilities:

Consolidated

Nature	Basis for realization	03.31.2024	12.31.2023
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	(29,439)	(30,480)
Property, plant and equipment – Impairment	Amortization, Write-off of Assets and Impairment Reversal	19,905	20,348
Property, plant and equipment – Right of use	Depreciation, Amortization and Write-off of Assets	(46,334)	(45,359)
Property, plant and equipment – Depreciation, accelerated and linear x unit produced and capitalized charges	Depreciation, Amortization and Write-off of Assets	(93,357)	(90,939)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	(8,793)	(12,001)
Leases	Appropriation of consideration	47,035	44,733
Provision for decomissioning costs	Payment and reversal of the provision	38,682	38,779
Provision for lawsuits	Payment and reversal of the provision	4,888	4,617
Tax losses	Compensation of 30% of taxable income	5,794	5,517
Inventories	Sale, Write-Off and Loss	2,898	1,988
Employee benefits, mainly pension plan	Payment and reversal of the provision	9,710	9,856
Others		4,680	4,793
Total		(44.331)	(48.148)
Deferred income taxes – assets		5,829	4,672
Deferred income taxes – liabilities		(50,160)	(52,820)

Uncertain treatments on Corporate Income Tax (CIT)

In 2023 and the three-month period ended March 31, 2024, the Company received additional charges from the Dutch tax authority, due to a final assessment on the calculation of the Corporate Income Tax (CIT) of subsidiaries in the Netherlands from 2018 to 2020, arising from the valuation for tax purposes of platforms and equipment nationalized under the Repetro tax regime, in the amount of R$ 3,002 (US$ 601 million), updated through March 31, 2024 by applicable interest rates.

28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Tax treatments of certain subsidiaries from 2020 to 2022 have not yet been assessed by this tax authority. Any charges by the Dutch tax authority for those years, on a similar basis to the periods already assessed, could reach the amount of R$ 1,240 (U$S 248 million). Thus, the total amount of these uncertain tax treatments is R$ 4,242 (U$S 849 million), updated through March 31, 2024 by applicable interest rates.

The Company continues to defend its position but understands that it is not probable that the tax authority will fully accept this tax treatment. Thus, a liability was recognized with a corresponding effect in income taxes within the statement of income in 2023, by means of the expected value method, constituted by the sum of amounts weighted by the probability of loss.

12.2.	Other taxes

Consolidated

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Taxes in Brazil:
Current/Deferred VAT Rate (VAT)	3,401	2,868	3,127	2,939	5,634	4,997	−	−
Current/Deferred PIS and COFINS	2,166	1,470	13,955	13,923	2,336	1,282	735	684
PIS and COFINS - Law 9,718/98	−	−	3,575	3,549	−	−	−	−
Production taxes/Royalties	−		−	−	8,875	10,139	689	702
Withholding income taxes	−	−	−	−	593	1,317	−	−
Others	290	279	1,360	1,402	1,926	2,142	452	435
Total in Brazil	5,857	4,617	22,017	21,813	19,364	19,877	1,876	1,821
Taxes abroad	33	31	50	48	391	291	−	−
Total	5,890	4,648	22,067	21,861	19,755	20,168	1,876	1,821

(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.

13.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and other managers. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated
	03.31.2024	12.31.2023
Liabilities
Short-term employee benefits	9,419	9,615
Termination benefits	597	692
Post-retirement benefits	80,448	79,308
Total	90,464	89,615
Current	13,970	14,194
Non-current	76,494	75,421
Total	90,464	89,615

13.1.       Short-term employee benefits

	Consolidated
	03.31.2024	12.31.2023
Variable compensation program – Employees	2,195	2,246
Accrued vacation and christmas bonus	3,225	2,780
Salaries and related charges and other provisions	1,148	1,658
Profit sharing	2,851	2,931
Total	9,419	9,615
Current	9,208	9,412
Non-current (1)	211	203
Total	9,419	9,615

(1) Refers to the balance of the deferral for 4 years of 40% of the PPP portion of the administrators and executive managers.

The company recognized the following amounts in the income statement:

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated

	2024 Jan-Mar	2023 Jan-Mar
Costs/Expenses in the statement of income
Salaries, vacation, christmas bonus, charges over provisions and others	(4,579)	(3,878)
Variable compensation program (1)	(392)	(725)
Profit sharing (1)	(873)	(180)
Manager compensations and charges	(14)	(12)
Total	(5,858)	(4,795)

(1) Includes complement/reversion of previous programs.

13.1.1 Variable compensation programs

Performance award programs (Programa de Prêmio por Performance - PPP and Programa de Prêmio por Desempenho - PRD)

In the period from January to March 2024, Petrobras:

•	paid the amount of R$441 (R$363 in the parent company) for the 2023 fiscal year, considering compliance with the company's performance metrics and the individual performance of employees; and
•	provisioned the amount of R$390 (R$725 for the PPP in the period from January to March 2023), recorded in other operating expenses, including the variable remuneration of Petrobras and other programs of the consolidated companies. At the parent company, the provision was R$355 (R$664 for the PPP in the period from January to March 2023).

On April 30, 2024, the company paid the amount of R$ 1,448 (R$ 1,244 in the parent company) referring to the variable remuneration program, relating to the year 2023.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the period from January to March 2024, Petrobras:

•	paid the amount of R$ 952 (R$ 943 in the parent company) for the year 2023, which is estimated to be settled on May 31, 2024, considering the rules and individual limits according to the remuneration of each employee.
•	provisioned the amount of R$870 (R$180 in the period from January to March 2023) for the 2024 fiscal year, recorded in other operating expenses. At the parent company, the provision was R$784 (R$162 in the period from January to March 2023).

13.2.       Termination benefits

These are those provided by the termination of the employment contract as a result of: i) the entity's decision to terminate the employee's employment relationship before the normal retirement date; or ii) employee's decision to accept an offer of benefits in exchange for termination of employment.

Voluntary severance programs

The company has voluntary termination programs (PDV), incentive retirement (PAI), specific termination programs for the corporate segment and for employees assigned to units in the process of divestment, which basically provide for the same legal and indemnity benefits. Currently, the programs are closed for enrollment.

Recognition of the provision for expenses occur as employees enroll to the programs.

The Company disburses the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

As of March 31, 2024, from the balance of R$ 597, R$ 56 refers to the second installment of 213 retired employees and R$ 541 refers to 980 employees enrolled in voluntary severance programs with expected termination by 2026.

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.3.       Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents and other five major post-employment pension plans (collectively referred to as “pension plans”).

The balances related to post-employment benefits granted to employees are shown below:

	Consolidated
	03.31.2024	12.31.2023
Liabilities
Health Care Plan: AMS Saúde Petrobras	47,697	46,772
Petros Pension Plan - Renegotiated (PPSP-R)	20,510	20,437
Petros Pension Plan - Non-renegotiated (PPSP-NR)	6,527	6,479
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,562	2,513
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	2,278	2,234
Petros 2 Pension Plan (PP-2)	874	873
Total	80,448	79,308
Current	4,449	4,392
Non-current	75,999	74,916

Health Care Plan

The health care plan, named AMS (Saúde Petrobras), is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan, and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the Collective Bargaining Agreement (ACT), being 60% by the Company and 40% by the participants.

As provided in clause 37, paragraph 2 of the Collective Bargaining Agreement 2023-2025, if the resolutions No. 42/2022 and No. 49/2023 of the Commission on Corporate Governance and the Administration of Corporate Holdings of the Brazilian Federal Government (Comissão de Governança Corporativa e de Administração de Participações Societárias da União – CGPAR) are revoked or amended, allowing adjustments in the cost-sharing of health care plans, the Company and the labor unions will discuss a new cost-sharing arrangement, in order to minimize the impact on the income of its beneficiaries.

On April 26, 2024, CGPAR Resolutions No. 42/2022 and No. 49/2023 were revoked through CGPAR Resolution No. 52/2024, which is why the company and the unions began negotiations with a view to discuss a new relationship costing.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), a nonprofit legal entity governed by private law with administrative and financial autonomy.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds, regulated by the Post-Retirement Benefit Federal Council (Conselho Nacional de Previdência Complementar – CNPC).

On March 28, 2024, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans for the year ended December 31, 2023, sponsored by the Company.

The following table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2023 with the net actuarial liability registered by the Company at the same date:

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	1,708	487
Ordinary and extraordinary future contributions - sponsor	22,925	6,743
Contributions related to the TFC - sponsor	3,831	2,307
Financial assumptions (interest and Inflation rates), adjustment in the value of plan assets and calculation methodology	(5,514)	(824)
Net actuarial liability recorded by the Company	22,950	8,713
(1) It includes the balance of PPSP-R Pre-70 and PPSP-NR Pre-70.

• Sponsor Contributions – according to the CNPC criteria, the calculation of the obligation in Petros considers, besides the future cash flow of the participants, the future cash flow of normal and extraordinary sponsor contributions, discounted to present value, while the Company, according to the CVM criteria, only considers such sponsor cash flows as they are made.

• Financial Assumptions - The main difference lies in the definition of the real interest rate established by Petros according to the expected profitability of the current investment portfolios and the parameters published by Previc (CNPC), considering a moving average of recent years in setting safety limits. On the other hand, in the Company's calculations, it involves the real interest rates determined through an equivalent rate that combines the maturity profile of pension and healthcare obligations with the future yield curve of longer-term Brazilian government securities (Treasury IPCA, formerly known as NTN), observing spot position at the end of the closing exercise considered.

• Adjustment to the value of plan's backing assets - In Petros, the government securities, with the portfolio immunization strategy, are marked on the curve, while in the Company, they are marked at market value.

13.3.1 Amounts in the financial statements related to defined benefit plans

The net actuarial liability represents the company's obligations, net of the fair value of plan assets (when applicable), at present value.

The movement of obligations with pension and health plans with a defined benefit feature is shown below:

	Consolidated

			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS - Saúde Petrobras	Total
Balance on December 31, 2023	22,950	8,713	873	46,772	79,308
Recognized in income – cost and expenses	533	203	19	1,390	2,145
Current service cost	9	3	−	294	306
Interest cost, net	524	200	19	1,096	1,839
Cash effect	(412)	(111)	(18)	(465)	(1,006)
Payment of contributions (2)	(412)	(111)	(18)	(465)	(1,006)
Other changes	1	−	−	−	1
Balance on March 31, 2024	23,072	8,805	874	47,697	80,448
(1) It includes the balance of PPSP-R Pre-70 and PPSP-NR Pre-70.
(2) Includes the value of extraordinary contributions related to the deficit resolution plans of the PPSP R and PPSP NR plans.

	Consolidated
			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS - Saúde Petrobras	Total
Balance on December 31, 2022	20,297	7,198	850	30,330	58,675
Recognized in income – cost and expenses	611	211	38	1,064	1,924
Current service cost	14	3	13	180	210
Interest cost, net	597	208	25	884	1,714
Recognized in Equity - other comprehensive income	570	−	−	−	570
Remeasurement: (Gains) / Actuarial losses (2)	570	−	−	−	570
Cash effect	(341)	(112)	−	(472)	(925)
Payment of contributions (3)	(341)	(112)	−	(472)	(925)
Other changes	−	−	−	4	4
Balance on March 31, 2023	21,137	7,297	888	30,926	60,248
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Refers to the complement of 2022 year. (3) Includes the value of extraordinary contributions related to the deficit resolution plans of the PPSP R and PPSP NR plans.

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The net expense with pension and health plans is presented below:

	Pension plans			Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS - Saúde Petrobras	Total
Related to active employees (cost and expenses)	(42)	(10)	(4)	(558)	(614)
Related to retired employees (other income and expenses)	(491)	(193)	(15)	(832)	(1,531)
Expense in the statement of income - Jan-Mar/2024	(533)	(203)	(19)	(1,390)	(2,145)
Related to active employees (cost and expenses)	(59)	(11)	(18)	(376)	(464)
Related to retired employees (other income and expenses)	(552)	(200)	(20)	(688)	(1,460)
Expense in the statement of income - Jan-Mar/2023	(611)	(211)	(38)	(1,064)	(1,924)
(1) It includes amounts of PPSP-R Pre-70 and PPSP-NR Pre-70.

13.3.2. Contributions

In the three-month period ended March 31, 2024, the Company contributed with R$ 1,006 (R$ 925 in the same period of 2023), to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 13.3.1). Additionally, it contributed R$304 (R$283 in the three-month period ended March 31, 2023) to the defined contribution portion of the PP2 plan and R$3 to the PP3 plan (R$2 in the three-month period ended March 31, 2023), which were recognized in costs and results for the period.

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities

14.1 Provisions for legal proceedings

The company sets up provisions in judicial, administrative and arbitration proceedings in an amount sufficient to cover losses considered probable and for which a reliable estimate can be made. The main actions refer to:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable; (iii) claims for alleged non-payment of CIDE on imports of propane and butane; and (iv) claims for alleged non-payment of social security contributions on allowances and bonuses.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems; and (iii) collective and individual claims that discuss topics related to pension plans managed by Petros.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Non-current liabilities	03.31.2024	12.31.2023
Labor claims	4,007	3,902
Tax claims	2,769	2,633
Civil claims	8,336	7,813
Environmental claims	1,722	1,652
Total	16,834	16,000
	Consolidated
	2024 Jan-Mar	2023 Jan-Mar
Opening Balance	16,000	15,703
Additions, net of reversals	753	945
Use of provision	(579)	(528)
Accruals and charges	651	359
Others	9	(7)
Closing balance	16,834	16,472

In the preparation of the interim financial information for the period ended on March 31, 2024, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to March 2024, the increase in liabilities mainly arises from changes occurring in the following cases: (i) R$323 in the provision for civil disputes involving contractual issues; (ii) R$108 in the provision for tax disputes relating to non-approval of compensation and (iii) R$74 in the provision for labor claims.

14.2 Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	03.31.2024	12.31.2023
Tax	52,952	51,350
Labor	4,738	4,739
Civil	15,437	14,411
Environmental	542	555
Others	380	335
Total	74,049	71,390

	Consolidated
	2024 Jan-Mar	2023 Jan-Mar
Opening Balance	71,390	57,671
Additions	1,424	2,087
Use	(185)	(99)
Accruals and charges	1,374	1,446
Others	46	(10)
Closing balance	74,049	61,095

In the period from January to March 2024, the company made judicial deposits in the amount of R$1,425, with emphasis on the deposits and the nature of the related contingencies: (i) R$ 507 referring to production taxes related to the unification of production fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (ii) R$364 referring to the incidence of CIDE, PIS and COFINS related to platform chartering; and (iii) R$263 referring to amounts involving contractual issues.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding R$ 200, which allows judicial discussion without the immediate disbursement.

To achieve this, the company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. On March 31, 2024, the committed production capacity at NJP totaled R$38,399.

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.3 Contingent liabilities

As of March 31, 2024, the contingent liabilities plus interest and monetary restatement, estimated for legal proceedings, whose probability of loss is considered possible, are presented in the following table:

	Consolidated
Nature	03.31.2024	12.31.2023
Tax	182,685	180,040
Labor	50,455	49,138
Civil	57,226	55,458
Environmental	6,900	6,910
Total	297,266	291,546

The main contingent liabilities are:

•	Tax matters comprising: (i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) collection of customs taxes and fines related to imports under the Repetro regime in the Frade consortium; (iv) disapproval of federal tax compensation; (v) collection of IRPJ and CSLL on transfer price; (vi) collection of ICMS involving several states; (vii) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; and (viii) deduction from the PIS and COFINS tax base, comprising ship-or-pay agreements and chartering of aircraft and vessels.
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields, including unitization; (iii) regulation agencies fines, mainly ANP; (iv) collective and individual claims that discuss topics related to pension plans managed by Petros; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras.
•	Environmental matters comprising indemnities for damages and fines related to the Company operations.

In the period from January to March 2024, the increase in contingent liabilities is mainly due to: (i) R$ 1,044 relating to collective actions that require the review of the methodology for calculating the Minimum Remuneration by Level and Regime (RMNR) supplement; (ii) R$727 referring to administrative and judicial proceedings discussing differences in special participation and royalties in different fields, including unification of fields; (iii) R$722 referring to the incidence of CIDE and PIS/COFINS related to platform chartering; (iv) R$398 referring to actions on supplementary pension plans managed by Petros; and (v) R$305 referring to taxes on imports of vessels through the Repetro Special Customs Regime.

14.3.1	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

There are several lawsuits related to the Minimum Remuneration by Level and Work Regime (RMNR), with the objective of revising its calculation criteria.

The RMNR consists of a guaranteed minimum remuneration for employees, based on salary level, working conditions and geographic location. This compensation policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and approved at employee meetings, being questioned three years after its implementation.

In 2018, the Superior Labor Court (TST) ruled (13 votes to 12) against the company, which filed extraordinary appeals with the Federal Supreme Court (STF), which suspended the effects of the decision handed down by the Labor Court and ordered the national suspension of the processes in progress related to RMNR.

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In July, 2021, a monocratic decision was published in which the Reporting Minister granted the Extraordinary Appeal filed in one of the processes to reestablish the sentence that dismissed the copyright requests, accepting the company's thesis and recognizing the validity of the collective agreement of work freely signed between Petrobras and the labor unions, thus reversing the TST's decision.

In November 2023, the First Panel of the Supreme Federal Court decided in favor of the Company (with 3 votes against 1), confirming that there is an understanding of recognizing the merit of the collective bargaining agreement signed between the companies and the unions. In January 2024, the ruling was published by the STF. Against this ruling, the complainant and union entities filed an appeal for clarification, which were not recognized by unanimous decision of the first Panel of the Supreme Court, maintaining the decision in favor of Petrobras. This decision was published in March 2024, becoming final and unappealable. The Company monitors the application of the Supreme Federal Court decision in the lower courts.

As of March 31, 2024, there are several legal proceedings related to the Minimum Remuneration by Level and Work Regime (RMNR) reflected in the company's interim financial information, with R$672 classified as probable loss, recognized in liabilities as a provision for legal and administrative proceedings, and R$41,540 classified as possible loss.

14.4 Class action and related proceedings

14.4.1 Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action. The collective action moved to the discussion phase of merit issues.

On July 26, 2023, the Court issued an intermediary decision on the merits, ordering the production of evidence, in relation to which the parties may express their views before the publication of the decision on the merits, which is appealable. In addition, the Court expressed in advance some understanding, which must be included in the decision on the merits, among which: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

The Foundation cannot claim compensation under the class action, which will depend not only on a result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions mentioned above.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch courts, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Court and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras reiterates its condition as a victim of the corruption scheme revealed by the Lava-Jato operation and intends to present and prove this condition before the Dutch court.

Petrobras and its subsidiaries deny the allegations made by the Foundation and will continue to defend themselves vigorously.

14.4.2 Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the Lava Jato Operation. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will vigorously defend itself against the accusations made by the author of the class action. The Company is unable to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which was recognized by the Court of Appeals on April 18, 2024. The Court of Appeals had already recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Appeals on September 15, 2022, recognizing the Association the right to represent financial consumers. The Company presented its defense, as well as other procedural defenses, still subject to assessment by the Argentine Court of Appeals. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, there are no material developments in the three-month period ended March 31, 2024.

14.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which is still pending judgement. Considering the filing of the appeal, Petrobras requested the suspension of the process, which was granted by the lower court judge on October 26, 2022.

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction, the District Court of Amsterdam limited EIG's claims to a total of US$ 297.2 million, although the US Court ruled that any award of damages would depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

14.4.4 Arbitrations proposed by non-controlling Shareholders in Brazil

In the three-month period ended March 31, 2024, there were no events that changed the assessment and information of arbitrations proposed by non-controlling shareholders in Brazil. For more information, see explanatory note 19.5 to the financial statements for the year ended December 31, 2023.

15.	Provision for decommissioning costs

The following table details the amount of the decommissioning provision by production area:

	Consolidated
	03.31.2024	12.31.2023
Onshore	2,147	2,162
Shallow Waters	30,365	30,274
Deep and ultra-deep post-salt	52,036	52,638
Pre-salt	27,524	27,256
Total	112,072	112,330

	Consolidated
	2024	2023
	Jan-Mar	Jan-Mar
Opening balance	112,330	97,048
Adjustment to provision	352	34
Payments made	(1,946)	(1,164)
Interest accrued	1,322	1,050
Others	14	(14)
Total	112,072	96,954
Current	10,261	−
Non-current	101,811	96,954

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.	Other assets and liabilities
Assets	Consolidated		Parent Company
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Escrow account and/ or collateral	6,125	4,885	5,779	4,786
Advances to suppliers	8,875	8,783	10,594	10,529
Prepaid expenses	2,196	2,192	1,622	1,622
Derivatives transactions	479	443	357	331
Assets related to E&P partnerships	1,118	1,235	4,722	4,237
Others	1,221	1,274	982	978
	20,014	18,812	24,056	22,483
Current	8,797	7,603	11,779	10,253
Non-Current	11,217	11,209	12,277	12,230

Liabilities	Consolidated		Parent Company
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Obligations arising from divestments	5,815	5,811	5,811	5,807
Contractual retentions	4,276	3,468	4,169	3,363
Advances from customers	2,599	3,350	1,674	2,027
Provisions for environmental expenses, R&D and fines	3,685	3,426	3,419	3,167
Other taxes	1,876	1,821	1,876	1,821
Unclaimed dividends	1,695	1,630	1,695	1,630
Derivatives transactions	508	299	366	249
Obligations arising from acquisition of equity interests	773	753	773	753
Various creditors	355	666	353	663
Others	2,608	2,531	2,382	2,444
	24,190	23,755	22,518	21,924
Current	14,548	14,596	12,521	12,252
Non-Current	9,642	9,159	9,997	9,672

17.	Property, plant and equipment

17.1 By class of assets

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2023	13,006	282,776	104,166	195,745	147,081	742,774	759,569
Accumulated cost	22,434	572,111	152,344	362,175	217,033	1,326,097	1,279,761
Accumulated depreciation and impairment (4)	(9,428)	(289,335)	(48,178)	(166,430)	(69,952)	(583,323)	(520,192)
Additions	1	430	14,506	19	9,935	24,891	24,760
Additions to / review of estimates of decommissioning costs	−	−	−	314	−	314	322
Capitalized borrowing costs	−	−	1,850	−	−	1,850	1,849
Write-offs	(14)	(60)	(333)	(13)	(96)	(516)	(611)
Transfers (5)	85	3,093	(4,719)	2,111	(1)	569	568
Transfers to assets held for sale	−	11	(23)	−	−	(12)	11
Depreciation, amortization and depletion	(98)	(6,443)	−	(5,234)	(7,714)	(19,489)	(20,163)
Impairment reversal (note 19)	−	−	−	−	66	66	66
Cumulative translation adjustment	−	9	6	21	−	36	−
Balance at March 31, 2024	12,980	279,816	115,453	192,963	149,271	750,483	766,371
Accumulated cost	22,536	573,430	163,643	364,822	225,462	1,349,893	1,303,230
Accumulated depreciation and impairment (4)	(9,556)	(293,614)	(48,190)	(171,859)	(76,191)	(599,410)	(536,859)

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2022	13,241	287,740	77,424	200,537	100,240	679,182	699,786
Accumulated cost	22,659	550,097	124,904	352,617	154,805	1,205,082	1,158,091
Accumulated depreciation and impairment (4)	(9,418)	(262,357)	(47,480)	(152,080)	(54,565)	(525,900)	(458,305)
Additions	−	573	10,758	−	4,915	16,246	16,132
Additions to / review of estimates of decommissioning costs	−	−	−	31	−	31	−
Capitalized borrowing costs	−	−	1,395	−	−	1,395	1,395
Write-offs	(1)	(285)	(24)	(198)	(784)	(1,292)	(1,349)
Transfers (5)	206	1,074	(630)	535	(42)	1,143	1,136
Transfers to assets held for sale	(3)	(103)	(45)	(35)	−	(186)	(186)
Depreciation, amortization and depletion	(111)	(5,916)	−	(5,666)	(6,157)	(17,850)	(18,721)
Impairment- accrual (note 19)	−	(77)	(25)	−	−	(102)	−
Impairment- reversal (note 19)	−	86	−	−	−	86	70
Cumulative translation adjustment	−	(10)	(5)	(23)	6	(32)	−
Balance at March 31, 2023	13,332	283,082	88,848	195,181	98,178	678,621	698,263
Accumulated cost	22,743	550,459	133,588	351,744	157,333	1,215,867	1,169,205
Accumulated depreciation and impairment (4)	(9,411)	(267,377)	(44,740)	(156,563)	(59,155)	(537,246)	(470,942)

(1) Consisting of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operation, storage and production facilities, including subsea equipment for the production and disposal of oil and gas, depreciated using the units-of-production method.

(2) Balances by business segment are presented in Note 8.

(3) Consisting of exploration and production assets related to wells, abandonment of areas, signature bonuses associated with proved reserves and other direct expenses. linked to exploration and production, except production platforms (oil and gas producing fields).

(4) In the case of land and assets under construction, it refers only to impairment losses.

(5) Mainly includes transfers between asset types and transfers of advances to suppliers.

The additions in assets under construction are mainly due to investments in the development of production in the Búzios field and other fields in Espírito Santo, Santos Basin and Campos Basin. The additions in right of use refer to the charter of rigs for E&P operations and the charter of the Sequoia Regasifier Vessel, operating at the Bahia LNG Terminal.

17.2 Estimated useful life

The useful life of assets depreciated are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	40 (between 25 and 50)
Equipment and other assets	20 (3 to 31) (except assets by the units of production method)
Exploration and development costs	Units of production method
Right-of-use	8 (between 2 and 47)

17.3 Right-of-use assets

The right-of-use assets comprise the following underlying assets:

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
03.31.2024
Accumulated cost	119,132	90,935	15,395	225,462	238,906
Accumulated depreciation and impairment	(25,615)	(46,310)	(4,266)	(76,191)	(81,082)
Total	93,517	44,625	11,129	149,271	157,824
12.31.2023
Accumulated cost	115,509	87,144	14,380	217,033	230,451
Accumulated depreciation and impairment	(23,254)	(42,584)	(4,114)	(69,952)	(74,424)
Total	92,255	44,560	10,266	147,081	156,027

17.4 Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Brava, Budião Noroeste, Budião Sudeste, Caratinga and Sururu.

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Provisions for equalizations (1)

Petrobras has an estimate of the amounts to be paid for the execution of the AIP submitted for approval by the ANP, whose movement is presented below:

	Consolidated and Parent Company
	2024 Jan-Mar	2023 Jan-Mar
Initial balance	2,238	2,122
Additions/(write-offs) in Property, Plant and Equipment	87	(17)
Other operating (income) expenses	49	92
Final balance	2,374	2,197
(1) Mainly Berbigão, Sururu, Brava and Agulhinha..

17.5 Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the three-month period ended March 31, 2024, the capitalization rate was 7.22% p.a. (6.85% p.a. for the three-month period ended March 31, 2023).

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.	Intangible assets

18.1 By class of assets

	Consolidated				Parent Company
	Rights and Concessions (1)	Softwares	Goodwill	Total	Total
Balance at December 31, 2023	11,742	2,861	123	14,726	14,563
Accumulated cost	12,051	9,151	123	21,325	20,453
Accumulated amortization and impairment	(309)	(6,290)	−	(6,599)	(5,890)
Addition	1	241	−	242	232
Capitalized borrowing costs	−	11	−	11	11
Transfers	−	9	−	9	7
Amortization	(5)	(164)	−	(169)	(162)
Balance at March 31, 2024	11,738	2,958	123	14,819	14,651
Accumulated cost	12,052	9,422	123	21,597	20,700
Accumulated amortization and impairment	(314)	(6,464)	−	(6,778)	(6,049)
Estimated useful life in years	(2)	5	Indefinite
	Consolidated				Parent Company
	Rights and Concessions (1)	Softwares	Goodwill	Total	Total
Balance at December 31, 2022	13,164	2,294	123	15,581	15,426
Accumulated cost	13,453	8,144	123	21,720	20,864
Accumulated amortization and impairment	(289)	(5,850)	−	(6,139)	(5,438)
Addition	3	197	−	200	196
Capitalized borrowing costs	−	13	−	13	13
Write-offs	(180)	−	−	(180)	(180)
Transfers	−	5	−	5	2
Amortization	(4)	(116)	−	(120)	(113)
Balance at March 31, 2023	12,983	2,393	123	15,499	15,344
Accumulated cost	13,277	8,349	123	21,749	20,894
Accumulated amortization and impairment	(294)	(5,956)	−	(6,250)	(5,550)
Estimated useful life in years	(2)	5	Indefinite
(1)	Mainly composed of signature bonuses, paid in concession and production sharing contracts for oil or natural gas exploration, in addition to public service concessions, trademarks and patents and others.

(2) Composed mainly of assets with an indefinite useful life whose valuation is reviewed annually to determine whether it remains justifiable.

19.	Impairment
	Consolidated
	2024	2023
	Jan-Mar	Jan-Mar
Income Statement
Impairment (losses) reversals	45	(16)
Impairment of equity-accounted investments	85	8
Net effect within the statement of income	130	(8)
Losses	(22)	(110)
Reversals	152	102
Statement of financial position
Property, plant and equipment	66	(16)
Assets held for sale	39	−
Investments	25	8
Net effect within the statement of financial position	130	(8)

The company assesses the recoverability of assets annually or when there is an indication of devaluation or reversal of impairment losses recognized in previous years. In the three-month period ended March 31, 2024, net reversals were recognized in the statement of income due to devaluation in assets, in the amount of R$ 130, highlighting the reversal of R$ 66 in property, plant and equipment, due to the increase in the occupied area of Pituba Tower and the reversal of R$ 60 due to approval of the sale of the 18.8% interest in the share capital of the company UEG Araucária S.A. (UEGA), resulting in the reclassification of the investment to assets held for sale and its consequent evaluation at fair value less sales expenses.

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
	2024	2023
	Jan-Mar	Jan-Mar
Capitalized Exploratory Well Costs/Capitalized Acquisition Costs (1)
Property, plant and equipment
Opening Balance	7,321	9,790
Additions	442	337
Write-offs	(112)	−
Transfers	−	(224)
Cummulative translation adjustment	10	(8)
Final balance	7,661	9,895
Intangible
Opening Balance	11,197	12,556
Write-offs	−	(180)
Final balance	11,197	12,376
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	18,858	22,271
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
	2024	2023
	Jan-Mar	Jan-Mar
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(407)	(649)
Exploration expenditures written off (includes dry wells and signature bonuses)	(248)	(165)
Contractual penalties on local content requirements	(11)	(1)
Other exploration expenses	(4)	(2)
Total expenses	(670)	(817)

Cash used in:
Operating activities	411	651
Investment activities	630	337
Total cash used	1,041	988

21.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 8,569 (R$ 8,568 as of December 31, 2023), which is still in force as of March 31, 2024, net of commitments undertaken. As of March 31, 2024, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of R$ 8,501 (R$ 8,502 as of December 31, 2023) and bank guarantees of R$ 68 (R$ 66 as of December 31, 2023).

22.	Investments

22.1 Changes in investment (Parent Company)

	Controlled companies	Joint operations	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2023	264,020	138	110	3,952	268,220
Investments	−	−	2	−	2
Transfer to assets held for sale	(1)	−	−	(57)	(58)
Restructuring, capital decrease and others	(152)	−	−	2	(150)
Results of equity-accounted investments	4,384	12	(7)	(578)	3,811
Translation adjustment	8,780	−	−	203	8,983
Other comprehensive income	19	1	1	(45)	(24)
Dividends	(202)	−	(2)	(7)	(211)
Balance at March 31, 2024	276,848	151	104	3,470	280,573

43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Controlled companies	Joint operations	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2022	266,054	130	113	5,130	271,427
Investments	−	−	25	−	25
Restructuring, capital decrease and others	(239)	−	−	−	(239)
Results of equity-accounted investments	7,096	10	4	49	7,159
Translation adjustment	(7,377)	−	−	(405)	(7,782)
Other comprehensive income	63	−	(4)	465	524
Dividends	(262)	(1)	−	−	(263)
Balance at March 31, 2023	265,335	139	138	5,239	270,851
(1) Includes other investments.

22.2 Changes in investment (Consolidated)

	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2023	2,341	4,233	6,574
Investments	2	2	4
Transfers to held for sale	−	(57)	(57)
Restructuring, capital decrease and others	−	(13)	(13)
Results in equity-accounted investments	114	(571)	(457)
Cumulative translation adjustments	72	212	284
Other comprehensive income	1	(45)	(44)
Dividends	(116)	(7)	(123)
Balance at March 31, 2024	2,414	3,754	6,168

	Jointly controlled companies	Associates (1)	Total
Balance at December 31, 2022	2,855	5,317	8,172
Investments	25	17	42
Restructuring, capital decrease and others	−	(8)	(8)
Results in equity-accounted investments	124	57	181
Cumulative translation adjustments	(74)	(410)	(484)
Other comprehensive income	(4)	465	461
Dividends	(50)	−	(50)
Balance at March 31, 2023	2,876	5,438	8,314
(1) Includes other investments.

23.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	03.31.2024				12.31.2023
	E&P	G&LCE	Corporate and other businesses	Total	Total
Assets classified as held for sale
Investments	1	57	−	58	1
Property, plant and equipment	1,614	−	−	1,614	1,623
Total	1,615	57	−	1,672	1,624
Liabilities on assets classified as held for sale
Finance debt	−	−	448	448	481
Provision for decommissioning costs	2,165	−	−	2,165	2,140
Total	2,165	−	448	2,613	2,621

23.1 Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

Transactions	Closing date	At the closing of the operation US$ million	Asset recognized in the period from January to March 2024		Asset recognized in previous periods US$ million	Value of contingent assets on 03/31/2024 US$ million
			US$ million	R$
Sales in previous Years
Riacho da Forquilha Pole	Dec/2019	62	−	−	58	4
Pampo and Enchova Poles	Jul/2020	650	21	106	246	383
Baúna Field	Nov/2020	285	21	105	196	68
Miranga Pole	Dec/2021	85	15	75	70	−
Cricaré Pole	Dec/2021	118	−	−	76	42
Peroá Pole	Aug/2022	43	−	−	10	33
Papa-Terra	Dec/2022	90	16	83	16	58
Albacora Leste	Jan/2023	250	83	412	58	109
Norte Capixaba Pole	Apr/2023	66	−	−	22	44
Golfinho and Camarupim Poles	Aug/2023	60	−	−	20	40
Surplus volume of the transfer of rights agreement					−
Sépia and Atapu	Apr/2022	5,244	47	237	948	4,249

Total		6,953	203	1,018	1,720	5,030

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.	Finance debt

24.1 Balance by type of finance debt

	Consolidated		Parent Company
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Banking Market	10,455	10,949	10,316	10,805
Capital Market	15,247	15,151	14,641	14,564
Development banks (1)	3,315	3,379	6	15
Related Parties (note 28.3)	−	−	24,144	32,006
Others	7	4	−	−
Total in Brazil	29,024	29,483	49,107	57,390
Banking Market	32,022	30,513	12,745	12,081
Capital Market	68,284	69,636	−	−
Export Credit Agency	8,521	9,055	−	−
Related Parties (note 28.1)	−	−	332,812	323,684
Others	736	744	−	−
Total abroad	109,563	109,948	345,557	335,765
Total finance debt	138,587	139,431	394,664	393,155
Current	24,552	20,923	34,894	46,736
Noncurrent	114,035	118,508	359,770	346,419
(1) Includes BNDES, FINAME, and FINEP.

The amount classified in current liabilities is composed of:

	Consolidated		Parent Company
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Short-term debt	14	17	24,144	32,007
Current portion of long-term debt	22,159	18,282	8,103	11,835
Accrued interest on short and long-term debt	2,379	2,624	2,647	2,894
Total	24,552	20,923	34,894	46,736

The capital market balance is mainly composed of R$ 65,233 in global notes, issued abroad by PGF, R$ 9,933 in debentures and R$ 4,708 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes mature between 2025 and 2115 and do not require collateral. Such financing was carried out in dollars, euros and pounds, being 86%, 2% and 12% of the total global notes, respectively.

The debentures and commercial notes, due between 2024 and 2037, do not require real guarantees and are not convertible into shares or equity interests.

On March 31, 2024, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2023. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loans agreements of its wholly-owned subsidiary PGT.

24.2 Changes in finance debt

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2023	29,483	109,948	139,431
Proceeds from finance debt	8	−	8
Repayment of principal (1)	(713)	(3,598)	(4,311)
Repayment of interest (1)	(656)	(2,095)	(2,751)
Accrued interest (2)	620	1,982	2,602
Foreign exchange/ inflation indexation charges	282	228	510
Translation adjustment	−	3,098	3,098
Balance at March 31, 2024	29,024	109,563	138,587

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2022	25,602	130,684	156,286
Proceeds from finance debt	12	251	263
Repayment of principal (1)	(943)	(1,466)	(2,409)
Repayment of interest (1)	(614)	(1,935)	(2,549)
Accrued interest (2)	551	2,264	2,815
Foreign exchange/ inflation indexation charges	279	(151)	128
Translation adjustment	−	(2,959)	(2,959)
Balance at March 31, 2023	24,887	126,688	151,575
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In the three-month period ended March 31, 2024, the Company repaid several finance debts, in the amount of R$ 7,938.

24.3 Reconciliation with cash flows from financing activities - Consolidated

			2024			2023
			Jan-Mar			Jan-Mar
	Proceeds from financing	Repayment of principal	Repayment of interest	Proceeds from financing	Repayment of principal	Repayment of interest
Changes in financing	8	(4,311)	(2,751)	263	(2,409)	(2,549)
Related deposits (1)	−	(695)	(181)	−	(1,485)	(415)

Cash flows from financing activities	8	(5,006)	(2,932)	263	(3,894)	(2,964)

(1)Amounts deposited for payment of obligations related to financing obtained from the China Development Bank (CDB), with semi-annual settlements in June and December.

24.4 Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2024	2025	2026	2027	2028	2029 onwards	Total (1)	Fair value

Financing in U.S. Dollars (US$):	14,826	13,340	7,291	10,734	7,658	45,215	99,064	98,794
Floating rate debt (2)	14,826	9,573	5,591	7,332	2,616	2,139	42,077
Fixed rate debt	−	3,767	1,700	3,402	5,042	43,076	56,987
Average interest rate (p.a)	6.7%	6.2%	6.5%	5.9%	5.4%	6.6%	6.5%
Financing in Brazilian Reais (R$):	2,357	1,492	2,425	700	711	19,801	27,486	28,940
Floating rate debt(3)	406	715	697	193	193	12,410	14,614
Fixed rate debt	1,951	777	1,728	507	518	7,391	12,872
Average interest rate (p.a)	6.5%	6.8%	6.9%	7.4%	7.6%	6.8%	6.9%
Financing in Euro (€):	75	1,490	−	−	662	2,306	4,533	4,583
Fixed rate debt	75	1,490	−	−	662	2,306	4,533
Average interest rate (p.a)	4.6%	4.6%	−	−	4.6%	4.7%	4.6%
Financing in Pound Sterling (£):	104	36	2,921	−	−	4,443	7,504	7,338
Fixed rate debt	104	36	2,921	−	−	4,443	7,504
Average interest rate (p.a)	6.1%	6.2%	6.2%	−	−	6.5%	6.3%
Total on March 31, 2024	17,362	16,358	12,637	11,434	9,031	71,765	138,587	139,655
Average interest rate (p.a)	6.5%	6.2%	6.5%	6.2%	6.0%	6.6%	6.5%	−
Total on December 31, 2023	20,923	14,844	12,351	12,330	8,791	70,192	139,431	141,987
Average interest rate (p.a)	5.8%	5.8%	6.3%	6.1%	5.9%	6.5%	6.4%	−

(1)The average maturity of outstanding debt as of March 31, 2024 is 11.30 years (11.38 years as of December 31, 2023).

(2) Operations with variable index plus fixed spread.

(3) Operations with variable index plus fixed spread, as applicable.

As of March 31, 2024, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 64,209 (R$ 67,639, on December 31, 2023); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 75,446 (R$ 74,348, on December 31, 2023).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), there was a necessity to amend the Company's contracts referenced in these indexes, considering the end of the publication of LIBOR (London Interbank Offered Rate) in dollars (US$), of one, three and six months.

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

As of March 31, 2024, approximately 24% of the Company's finance debt has been indexed to SOFR (Secured Overnight Financing Rate) and has the CSA (Credit Spread Adjustment) negotiated with the creditors serving as a parameter, while 1.0% will still undergo contractual changes to switch to this new index.

The renegotiations performed so far have been solely for the replacement of the LIBOR benchmark and are necessary as a direct consequence of the reform of the reference interest rate. In these renegotiated cash flows, the change of the index is economically equivalent to the previous basis. Thus, the changes were prospective with the recognition of interest at the new index in the applicable periods.

Therefore, the Company does not expect material effects for the contracts that will still undergo contractual changes for the new index, considering that they will occur under market conditions.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.2.2.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2024	2025	2026	2027	2028	2029 onwards	03.31.2024	12.31.2023
Principal	15,958	15,599	12,925	11,712	9,701	74,721	140,616	141,273
Interest	6,687	7,889	7,223	5,985	4,973	75,815	108,572	109,128
Total (1)	22,645	23,488	20,148	17,697	14,674	150,536	249,188	250,401
(1)The nominal flow of leases is found in note 25. .

24.5 Lines of credit

				03.31.2024
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (1)	Syndicate of banks	03/27/2019	02/27/2026	2,050	−	2,050
Total				7,050		7,050
In Brazil
Petrobras	Banco do Brasil	03/23/2018	09/26/2026	2,000	−	2,000
Petrobras	Banco do Brasil	10/04/2018	09/05/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				4,329	−	4,329
(1) On June 30, 2023, Petrobras reduced part of the Revolving Credit Facility to US$ 2,050 million compared to the US$ 3,250 million contracted in 2019. Thus, US$ 2,050 million will be available for withdrawal from July 1st, 2023, to February 27, 2026.

25.	Lease liability

Changes in lease agreements recognized as liabilities are shown below:

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2023	32,883	130,748	163,631
Remeasurement/New agreements	2,197	6,589	8,786
Payment of principal and interest (1)	(3,484)	(5,968)	(9,452)
Charges incurred in the period	693	2,051	2,744
Monetary and Exchange variation	458	4,171	4,629
Cumulative translation adjustments	−	30	30
Balance at March 31, 2024	32,747	137,621	170,368
Current			37,246
No Current			133,122

(1) The Statement of Cash Flows has R$ 52 related to the changes on liabilities held for sale.

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2022	31,411	93,006	124,417
Remeasurement / New agreements	1,610	1,572	3,182
Payment of principal and interest	(2,630)	(4,593)	(7,223)
Charges incurred in the period	583	1,311	1,894
Monetary and Exchange variation	(391)	(2,389)	(2,780)
Cumulative translation adjustments	−	(34)	(34)
Balance at March 31, 2023	30,583	88,873	119,456
Current			28,665
No Current			90,791

As of March 31, 2024, the value of the lease liability of Petrobras Holding is R$ 176,088 (R$ 169,605 as of December 31, 2023), including leases and subleases with investee companies, mainly of Transpetro.

The nominal flow (not discounted) without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

	Consolidated
Maturity in	2024	2025	2026	2027	2028	2029 onwards	Total
Nominal value on March 31, 2024	29,390	33,010	24,576	17,960	14,122	131,990	251,048
Nominal value on December 31, 2023	36,020	29,714	22,020	16,297	13,116	125,586	242,753

In certain contracts, there are variable payments and amounts less than 1 year recognized as an expense:

	Consolidated
	2024	2023
	Jan-Mar	Jan-Mar
Variable payments	1,333	1,683
Up to 1 year maturity	154	92

Variable payments x fixed payments	14%	23%

At March 31, 2024, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is R$ 322,852 (R$ 316,418 at December 31, 2023).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.2.2.

26.	Equity

26.1 Share capital

As of March 31, 2024 and December 31, 2023, the subscribed and paid-in capital in the amount of R$205,432 is represented by 13,044,496,930 shares, of which R$117,208 refer to 7,442,454,142 common shares and R$88,224 refer to 5,602,042,788 preferred shares, all registered, book-entry shares and with no par value.

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

There are shares owned by Petrobras that are held in treasury in the amount of R$ 4,798 (R$ 3,651 on December 31, 2023), represented by 135,209,269 shares, of which 222,760 are common shares and 134,986,509 are preferred shares.

26.2	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Parent Company

	03.31.2024	03.31.2023
Legal	41,086	41,086
Statutory - R&D	10,272	10,272
Statutory – Capital remuneration (1)	43,871	43,871
Tax incentives	7,499	7,499
Profit retention	42,023	42,023
Additional dividends proposed (1)	14,204	14,204
Total	158,955	158,955
(1) On April 25, 2024, the appropriation of net income relating to 2023 was approved at the Annual General Shareholders Meeting, changing the original appropriation proposed by the Company's Board of Directors, as detailed in note 30.

26.3	Distributions to shareholders

Share repurchase program

On August 3, 2023, the Board of Directors approved a Share Repurchase Program, for the acquisition of up to 157.8 million preferred shares issued by the Company, on the Brazilian Stock Exchange (B3), to be held in treasury with subsequent cancellation, without reduction of share capital. This program is carried in the scope of the revised Shareholder Remuneration Policy, approved on July 28, 2023, within a maximum period of 12 months.

During the three-month period ended March 31, 2024, the Company repurchased 30,849,600 preferred shares for the amount of R$ 1,147 including transaction costs of R$ 344 thousand.

Dividends relating to 2023

On April 25, 2024, the Annual General Shareholders Meeting approved the appropriation of net income for the 2023 financial year, with the change of the original proposal of the Petrobras Board of Directors as detailed in explanatory note 30.

Dividends payable

As of March 31, 2024, there is no balance of dividends payable to the parent company's shareholders, as shown in the movement below.

	Parent Company
	2024	2023
	Jan-Mar	Jan-Mar
Change on dividends payable
Initial balance	16,947	21,751
Payment	(17,182)	(21,803)
Monetary restatement	336	156
Transfers (unclaimed dividends)	(67)	(88)
Withholding income tax on interest on capital and monetary restatement	(34)	(16)
Final balance	−	−

In the period from January to March 2024, Petrobras made the following dividend payments:

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Events	Date of payment	Deliberate amount	Monetary restatement	Withholding income tax on monetary restatement	Unclaimed dividends	Total paid
Dividends and interest on capital for the 3rd quarter of 2023 – 1st installment(1)	02/20/2024	8,217	129	(13)	(50)	8,283
Dividends of the 3rd quarter of 2023 – 2nd installment	03/20/2024	8,730	207	(21)	(27)	8,889
Residual payments of dividends from previous years	Jan-Mar/2024	−	−	−	10	10
Total		16,947	336	(34)	(67)	17,182
(1) Deliberated gross amount of R$ 8,730, net of withholding income tax on interest on capital of R$ 513 paid in 2023.

Unclaimed dividends

As of March 31, 2024, the balance of dividends not claimed by shareholders of Petrobras is R$ 1,695 recorded as other current liabilities, as described in note 16 (R$ 1,630 as of December 31, 2023). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	Parent Company
	2024	2023
	Jan-Mar	Jan-Mar
Change on unclaimed dividends
Initial balance	1,630	1,258
Prescription	(2)	−
Transfers (dividends payable)	67	88
Final balance	1,695	1,346

26.4	Earnings per share

Consolidated and Parent Company

	2024	2023
	Jan-Mar	Jan-Mar
Basic and diluted denominator – Net income attributable to shareholders of Petrobras attributable equally between share classes
Net income of the period
Common	13,652	21,770
Preferred	10,048	16,386
	23,700	38,156

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382
Preferred	5,477,508,412	5,601,969,879
	12,919,739,794	13,044,201,261

Basic and diluted earnings per share (R$ per share)
Common	1.83	2.93
Preferred	1.83	2.93

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which is ongoing at the Company.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. To manage market and financial risks, the Company prefers structuring measures through adequate capital and leverage management.

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Company presents a sensitivity analysis of factors relating to its corporate risk management process. The possible and remote scenarios are related to events with low and very low probability of occurrence, respectively. The period of application of the sensitivity analysis is one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

27.1 Derivative financial instruments

Assets and liabilities

Consolidated

	03.31.2024	12.31.2023
Fair value Asset Position (Liability)
Open derivatives transactions	(66)	96
Closed derivatives transactions awaiting financial settlement	37	49
Recognized in Statements of Financial Position	(29)	145
Other assets (note 16)	479	443
Other liabilities (note 16)	(508)	(298)

The following table presents the details of the open derivative financial instruments held by the Company as of March 31, 2024, and represents its risk exposure:

		Consolidated
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Derivatives not designated for hedge accounting
Future contracts - total (1)	(1,500)	(1,053)	(44)	4
Long position/Crude oil and oil products	11,002	2,527	−	−	2024
Short position/Crude oil and oil products	(12,502)	(3,580)	−	−	2024
Swap					−
Short position/ Soybean oil (2)	(2)	(1)	1	−	2024
Options
Long put/ Soybean oil (2)	(1)	−	−	−	2024
Forward contracts
Short position/Foreign currency forwards (BRL/USD) (3)	(2)	(1)	−	−	2024
Swap		-
Swap - CDI X IPCA	R$ 3,008	R$ 3,008	341	329	2029/2034
Foreign currency / Cross-currency Swap (3)	US$ 729	US$ 729	(364)	(237)	2024/2029
Total open derivative transactions			(66)	96
(1) Notional value in thousands of bbl.
(2) Notional value in thousands of tons (PBIO operations).
(3) Amounts in US$ are presented in million.

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Profit or loss

	Gains/ (losses) recognized in the statement of income
	Jan-Mar/2024	Jan-Mar/2023
Commodity derivatives
Other commodity derivative transactions - Note 27.2.1 (a)	25	410
Recognized in Other Income and Expenses	25	410
Currency derivatives
Swap CDI x Dollar - Note 27.2.2 (b)	(5)	79
Others	−	(1)
	(5)	78
Interest rate derivatives
Swap - CDI X IPCA	(100)	35
	(100)	35
Cash flow hedge on exports -Note 27.2.2 (a)	(3,452)	(5,992)
Recognized in Net finance income (expense)	(3,557)	(5,879)
Total open derivative transactions	(3,532)	(5,469)

Comprehensive income

	Gains/ (losses) recognized in other comprehensive income
	Jan-Mar/2024	Jan-Mar/2023
Cash flow hedge on exports - Note 27.2.2 (a)	(6,514)	13,683

Collateral

Guarantees given as collateral
	03.31.2024	12.31.2023
Commodity derivatives	320	85

27.2	Market risks
27.2.1	Risk management of products prices

Petrobras prefers exposure to the price cycle to the systematic performance of protection of operations of purchase or sale of goods, whose objective is to meet its operational needs, with the use of derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional hedging strategy with derivatives may be applicable.

a) Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)	Sensitivity analysis of commodity derivatives

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and considers the closing price of the asset on March 31, 2024. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20% and 40%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

Consolidated

Financial Instruments	Risk	Probable Scenario	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts (Swap)	Crude oil and oil products - price changes	−	(520)	(1,041)
Future and forward contracts (Swap)	Soybean oil - price changes	−	(2)	(3)
Option	Soybean oil- price changes	−	(2)	(4)
Forward contracts	Foreign currency - depreciation BRL x USD	−	(1)	(2)
		−	(525)	(1,050)

27.2.2	Foreign exchange risk management

a) Cash Flow Hedge involving the Company’s future exports

The reference values, at present value, of the hedging instruments as of March 31, 2024, in addition to the expectation of reclassification to the statement of income of the balance of exchange variation accumulated in shareholders' equity in future periods, based on a rate of R$/US$ of 4.9962, are shown below:

				Present value of hedging instrument at 03.31.2024
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From apr/2024 to mar/2034	64,538	322,447

Changes in the present value of hedging instrument (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2023	65,138	315,350
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	4,098	20,305
Exports affecting the statement of income	(2,672)	(13,191)
Principal repayments / amortization	(2,026)	(10,023)
Foreign exchange variation	−	10,006
Amount on March 31, 2024	64,538	322,447
Nominal value of hedging instrument (finance debt and lease liability) on March 31, 2024	83,193	415,647

.

In the three-month period ended on March 31, 2024, an exchange loss of R$39 was recognized referring to the ineffectiveness in the exchange variation line (exchange gain of R$510 in the same period in 2023).

Future exports designated as hedged items in cash flow hedge relationships represent, on average, 55.44% of highly probable future exports.

The movement in the exchange variation accumulated in other comprehensive income as of March 31, 2024, to be realized by future exports, is shown below:

54

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Exchange rate variation	Tax effect	Consolidaded Total
Balance at December 31, 2023	(28,833)	9,804	(19,029)
Recognized in Shareholders’ Equity	(9,966)	3,389	(6,577)
Reclassified to the statement of income - occurred exports	3,452	(1,174)	2,278
Balance at March 31, 2024	(35,347)	12,019	(23,328)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2022	(70,089)	23,831	(46,258)
Recognized in Shareholders’ Equity	7,691	(2,615)	5,076
Reclassified to the statement of income - occurred exports	5,992	(2,037)	3,955
Balance at March 31, 2023	(56,406)	19,179	(37,227)

Changes in expectations of realization of export prices and volumes in future reviews of business plans may determine the need for additional reclassifications of accumulated exchange variation in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price lower in US$ 10/barrel than considered in the last revision of the Strategic Plan 2024-2028, would not indicate the need to reclassify the exchange variation from the shareholders’ equity to the statement of income.

The annual expectation of realization of the exchange variation balance accumulated in shareholders' equity as of March 31, 2024 is shown below:

Consolidated
	2024	2025	2026	2027	2028	From 2029 on	Total
Expected realization	(9,473)	(7,915)	(6,232)	(7,251)	(4,426)	(50)	(35,347)

b) Information on ongoing contracts

As of March 31, 2024, the company has swap contracts - IPCA x CDI and CDI x Dollar outstanding.

Swap contracts – IPCA x CDI and CDI x Dollar

In 2019, Petrobras entered into derivative operations with the objective of protecting itself from exposure arising from the 1st series of the 7th issue of debentures, with IPCA x CDI interest swap operations, maturing in September 2029 and September 2034, and operations of cross-currency swap CDI x Dollar, with maturities in September 2024 and September 2029.

In July 2023, the 1st repurchase plan for these debentures was closed, initiated on July 15,2022. During the term of this plan, only an immaterial amount of this debt had been effectively repurchased. Thus, the position in this swap remains unchanged.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock on this curve was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy. For possible and remote scenarios, parallel shocks of 40% and 80% were applied to the interest rate forward curves, which resulted in effects of 435 b.p. and 869 b.p., respectively, on the estimated interest rates. The effects of this sensitivity analysis, keeping all other variables remaining constant, are shown in the following table:

	Possible Result	Remote Result
SWAP foreign currency (IPCA x USD)	(50)	(97)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the counterparts, which effect is immaterial.

55

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

c) Sensitivity analysis for foreign exchange risk on financial instruments

The scenario considered probable is referenced by an external source, Focus and Thomson Reuters, based on the exchange rate forecast for the close of the next quarter. The possible and remote scenarios have the same references and consider the appreciation of the exchange rate at the end of the quarter (risk) at 20% and 40%, respectively, with the exception of the balances of assets and liabilities in foreign currency of subsidiaries abroad, when carried out in currency equivalent to their respective functional currencies. These analyzes cover only the exchange rate variation and keep all other variables constant.

Financial Instruments	Exposure at 03.31.2024	Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
Assets	45,351	Dollar / real	(238)	9,070	18,140
Liabilities	(514,953)		2,700	(102,990)	(205,981)
Exchange rate - Cross currency swap	(3,008)		16	(602)	(1,203)
Cash flow hedge on exports	322,447		(1,691)	64,489	128,979
	(150,163)		787	(30,033)	(60,065)
Assets	6,025	Euro / Dollar	220	1,205	2,410
Liabilities	(10,636)		(389)	(2,127)	(4,254)
	(4,611)		(169)	(922)	(1,844)
Assets	7,633	Pound Sterling/ Dollar	221	1,527	3,053
Liabilities	(15,032)		(434)	(3,006)	(6,013)
	(7,399)		(213)	(1,479)	(2,960)
Assets	5	Pound Sterling / real	−	1	2
Liabilities	(141)		(3)	(28)	(56)
	(136)		(3)	(27)	(54)
Assets	22	Euro / real	1	4	9
Liabilities	(52)		(2)	(10)	(21)
	(30)		(1)	(6)	(12)
Assets	72	Peso / Dollar	(34)	(12)	(20)
	72		(34)	(12)	(20)
Total	(162,267)		367	(32,479)	(64,955)
(1) At March 31, 2024, the probable scenario was computed based on the following risks: R$ x U.S. dollar - a 0.52% appreciation of the real; peso x U.S. dollar - a 91,2% depreciation of the peso; euro x dollar: a 3.7% appreciation of the euro; pound sterling x U.S. dollar - a 2.9% appreciation of the pound sterling; real x euro: a 3.1% depreciation of the real; real x pound sterling - a 2.4% depreciation of the real;. Source: Focus and Thomson Reuters.

27.2.3 Interest rate risk management

The company preferentially does not use derivative financial instruments to manage exposure to interest rate fluctuations, as they do not cause material impacts, except in specific situations presented by Petrobras subsidiaries.

The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense in the event of a variation of 40% and 80% in these interest rates, respectively, keeping all other variables constant.

The following table informs, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest related to debts with floating interest rate on March 31, 2024.

56

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Risk	Probable Scenario (1)	Reasonably possible scenario	Remote Scenario
LIBOR 6M	83	98	114
SOFR 3M (2)	487	632	777
SOFR 6M (2)	612	727	842
SOFR O/N (2)	1,764	2,470	3,176
CDI	1,067	1,493	1,920
TR	28	39	50
TJLP	304	426	548
IPCA	483	676	870
	4,828	6,561	8,297
(1) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed. (2) Represents the Secured Overnight Funding Rate.

27.3 Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its strategic plan.

In this context, even these unaudited condensed consolidated interim financial statements presenting a negative net working capital, management believes it does not compromise its liquidity.

Additionally, the Company maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 24.5). The Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The maturity schedules for the Company’s undiscounted finance debt and lease liability are presented in note 24.4 and 25, respectively.

27.4 Fair value of financial assets and liabilities

	Level I	Level II	Level III	Total fair value recorded
Assets
Commodity derivatives	−	1	−	1
Interest rate derivatives	−	341	−	341
Balance at March 31, 2024	−	342	−	342
Balance at December 31, 2023	4	329	−	333

Liabilities
Foreign currency derivatives	−	(364)	−	(364)
Commodity derivatives	(44)	−	−	(44)
Balance at March 31, 2024	(44)	(364)	−	(408)
Balance at December 31, 2023	−	(237)	−	(237)

The fair value of other financial assets and liabilities is presented in the respective notes: 3 – Marketable securities; 9 – Trade and other receivables; and 24 – Finance debt (estimated amount).

The fair values of cash and cash equivalents, current debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

57

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.	Related party transactions

The company has a policy on Transactions with Related Parties that is reviewed and approved annually by the Board of Directors, as provided for in Petrobras' Bylaws.

The policy also aims to ensure adequate and diligent decision-making by the company's management.

28.1 Commercial transactions per operation with investees (Parent Company)

	03.31.2024			12.31.2023
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	27,240	−	27,240	26,031	−	26,031
Dividends receivable	263	−	263	344	−	344
Amounts related to construction of gas pipeline	−	740	740	−	719	719
Other operations	31	205	236	30	198	228
Advances to suppliers	574	1,538	2,112	553	1,578	2,131
Total	28,108	2,483	30,591	26,958	2,495	29,453
Liabilities
Lease liabilities (1)	(3,152)	(2,132)	(5,284)	(2,357)	(3,303)	(5,660)
Mutual operations	(929)	(91,993)	(92,922)	(1,365)	(91,806)	(93,171)
Prepayment of exports	(2,165)	(237,725)	(239,890)	(6,537)	(223,976)	(230,513)
Accounts payable to suppliers (note 11)	(10,526)	−	(10,526)	(7,568)	−	(7,568)
Purchases of crude oil, oil products and others	(8,068)	−	(8,068)	(5,464)	−	(5,464)
Affreightment of platforms	(269)	−	(269)	(260)	−	(260)
Advances from clients	(2,195)	−	(2,195)	(1,848)	−	(1,848)
Other operations	6	−	6	4	−	4
Total	(16,772)	(331,850)	(348,622)	(17,827)	(319,085)	(336,912)

(1) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R2) - Leases.

	2024	2023
Result	Jan-Mar	Jan-Mar
Revenues, mainly sales revenues	32,455	29,962
Foreign exchange and inflation indexation charges, net (2)	(5,896)	(1,219)
Finance income (expenses), net (2)	(5,919)	(6,161)
Total	20,640	22,582
(2) Includes the amounts of R$ 38 of exchange variation loss and R$ 127 of financial expenses related to leasing and subleasing operations required by IFRS 16 / CPC 06 (R2) (R$ 39 of active exchange variation and R$ 130 of financial expense for the period from January to March 2023).

28.2 Annual interest rates for loan operations

	Parent Company
		Liability
	03.31.2024	12.31.2023
De 7.01 to 8%	(40,038)	(41,961)
De 8.01 to 9%	(52,884)	(51,210)
Total	(92,922)	(93,171)

28.3 Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current liabilities.

	Parent Company
	03.31.2024	12.31.2023
Accounts receivable, net (note 9.1)	14,699	28,797
Credit rights assignments	(24,144)	(32,006)

58

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	2024 Jan-Mar	2023 Jan-Mar
Financial Income FIDC-NP	957	1,285
Financial Expenses FIDC-NP	(818)	(1,119)
Net finance income (expense)	139	166

28.4 Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for certain financial operations carried out in Brazil and abroad. The financial operations carried out by these equity interests and guaranteed by Petrobras present a balance of R$ 96,183 to be settled on March 31, 2024 (R$ 98,038 on December 31, 2023).

The guarantees offered by Petrobras, mainly personal, non-remunerated, are based on contractual clauses that support financial transactions between subsidiaries/controlled companies and third parties, guaranteeing the assumption of compliance with a third party's obligation, if the original debtor fails to do so.

28.5 Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	03.31.2024		12.31.2023
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies (associates)	348	6	219	19
Other associates and joint ventures	390	50	461	48
Subtotal	738	56	680	67
Brazilian government
Government bonds	8,966	−	8,806	−
Banks controlled by the Brazilian Government	77,941	8,907	75,165	10,257
Petroleum and alcohol account - receivables from the Brazilian Government (note 9.1)	1,367	−	1,345	−
Federal Government (1)	13	1,539	−	6,669
Pré-Sal Petróleo S.A. – PPSA	−	224	−	134
Others	722	406	670	393
Subtotal	89,009	11,076	85,986	17,453
Petros	308	1,214	308	1,478
Total	90,055	12,346	86,974	18,998
Current assets	13,358	1,601	12,993	8,114
Non-current assets	76,697	10,745	73,981	10,884

(1) Includes lease amounts.

The effect on the result of significant transactions is presented below:

59

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated

	2024 Jan-Mar	2023 Jan-Mar
Joint ventures and associates
Petrochemical companies	4,094	4,618
Other associates and joint ventures	98	45
Subtotal	4,192	4,663
Brazilian government
Government bonds	229	275
Banks controlled by the Brazilian Government	78	33
Petroleum and alcohol account - receivables from the Brazilian Government	22	55
Brazilian Government	(140)	(88)
Pré-Sal Petróleo S.A. – PPSA	47	(564)
Others	(53)	(200)
Subtotal	183	(489)
Petros	(24)	(23)
Total	4,351	4,151

Revenues, mainly sales revenues	4,163	4,647
Purchases and services	13	8
Operating income and expense	(23)	(768)
Foreign exchange and inflation indexation charges, net	(135)	(221)
Finance income (expenses), net	333	485
Total	4,351	4,151

Liabilities with pension plans of the company's employees and managed by Fundação Petros, which include debt instruments, are presented in note 13.

28.6 Compensation of key management personnel

The total remuneration of the members of the Board of Directors and Executive Board of Petrobras Holding are based on the guidelines established by the Secretariat for Coordination and Governance of State Companies - SEST, of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy and are presented below:

Parent Company

	Jan-Mar/2024			Jan-Mar/2023
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	4.2	0.3	4.5	3.6	0.2	3.8
Social security and other employee-related taxes	1.1	0.1	1.2	1.0	−	1.0
Post-employment benefits (pension plan)	0.3	−	0.3	0.3	−	0.3
Benefits due to termination of tenure	−	−	−	0.3	−	0.3
Total compensation recognized in the statement of income	5.6	0.4	6.0	5.2	0.2	5.4
Total compensation paid (1)	5.6	0.4	6.0	5.2	0.2	5.4
Monthly average number of members in the period	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members in the period	9.00	7.00	16.00	9.00	5.00	14.00

(1) Includes the PPP for Administrators in the Executive Board.

In the period from January to March 2024, the consolidated expense with the total compensation of the company's officers and board members totaled R$ 12.80 (R$ 12.22 in the period from January to March 2023).

The remuneration of the members of the Advisory Committees to the Board of Directors must be considered apart from the global limit of the remuneration established for the administrators, that is, the amounts received are not classified as remuneration of the administrators.

The members of the Board of Directors who participate in the Statutory Audit Committees waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 462 thousand in the period from January to March 2024 (R$ 549 thousand, considering social charges). In the period from January to March 2023, the remuneration accrued in the period was R$ 618 thousand (R$ 741 thousand, considering social charges).

On April 25, 2024, the Annual Shareholders' Meeting set the remuneration of the management (Executive Board and Board of Directors) at up to R$43.21 as the global limit of remuneration to be paid in the period between April 2024 and March 2025 (R$ 44.99 in the period between April 2023 and March 2024, fixed on April 27, 2023).

60

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

29.	Supplemental information on statement of cash flows
	Consolidated
	2024	2023
	Jan-Mar	Jan-Mar
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	1,795	1,047
Transactions that does not involve cash
Lease	9,451	4,798
Provision for decommissioning costs	314	34
Use of tax credits and judicial deposit for the payment of contingency	185	97
Earn Out related to Atapu and Sépia fields	237	−

29.1 Reconciliation of depreciation, depletion and amortization with Statements of Cash Flows

	Consolidated
	2024	2023
	Jan-Mar	Jan-Mar
Depreciation of Property, plant and equipment	19,489	17,850
Amortization of Intangible assets	169	120
	19,658	17,970
Depreciation of right of use - recovery of PIS/COFINS	(225)	(199)
Capitalized depreciation	(2,785)	(2,585)
Depreciation, depletion and amortization in the Statements of Cash Flows and Added Value	16,648	15,186
30.	Subsequent events

Appropriation of the results for the year 2023

On April 25, 2024, shareholders approved, at the Annual General Shareholders Meeting, the appropriation of the results for the year 2023 with a change to the management's original proposal, dated March 7, 2024, of dividends referring to the application of the Shareholder Remuneration Policy formula (R$ 72,419), adjusting it to include the distribution of 50% of the remaining net income that had been appropriated to the capital remuneration reserve as an extraordinary dividend (R$ 21,935). Therefore, the total dividends for 2023 approved at the Annual General Shareholders Meeting is R$ 94,354 (equivalent to R$ 7.26991085 per outstanding preferred and common share), as per the table below:

	Parent Company
	Value per common and preferred share (R$)	Amount
Anticipated dividends approved throughout 2023, including indexation to the SELIC interest rate, paid until March 2024	4.47033835	58,215
Dividends approved on March 7, 2024 (1) (2)	1.10031574	14,204
Total dividends referring to the application of the Shareholder Remuneration Policy formula	5.57065409	72,419
Extraordinary dividends (2)	1.69925676	21,935
Total dividends relating to 2023	7.26991085	94,354
(1) The amount per share of dividends was updated in relation to that disclosed in the financial statements for the 2023 financial year due to the current share repurchase program.
(2) The dates of the shareholding position of the dividends referring to the application of the Shareholder Remuneration Policy formula and extraordinary dividends are April 25 and May 2, 2024, respectively.

Following the Annual General Shareholders Meeting, the amount of dividends to be paid as complementary dividends of the 2023 fiscal year is R$ 36,139, equivalent to R$ 2.79957250 per outstanding preferred and common share, considering the dividends referring to the application of the Policy formula (R$ 14,204) and extraordinary dividends (R$ 21,935). This amount will be paid in two equal installments in May and June 2024, updated by the Selic rate from December 31, 2023 until the date of actual payments.

Dividends for the first quarter of 2024

On May 13, 2024, the Board of Directors approved the distribution of dividends of R$13,446 (R$1.04161205 per outstanding preferred and common share), based on the results for the period from January to March 2024, considering the application of the Shareholder Remuneration Policy formula (R$ 14,593) and the deduction of the share repurchase carried out by the company in the period (R$ 1,147), excluding transaction costs, according to the table below:

61

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

			Parent Company
	Date of approval	Date of shareholder position	Amount per common and preferred share (R$)	Amount
Interim dividends	05.13.2024	06.11.2024	0.44736651	5,775
Interim interest on capital	05.13.2024	06.11.2024	0.59424554	7,671
Total			1.04161205	13,446

These dividends and interest on capital will be paid in two equal installments of R$6,723, in the months of August and September 2024. The values will be updated according to the variation in the Selic rate, from the date of effective payment of each installment until the end of the fiscal year, on December 31, 2024, and will be deducted from the remuneration that will be distributed to shareholders at the end of the 2024 fiscal year.

The amounts of dividends and interest on capital per share may vary up until the date of the shareholding position, as a result of the share repurchase program, which reduces the number of outstanding shares.

62

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.	Correlation between the explanatory notes of December 31, 2023 and the ones of March 31, 2024
	Number of notes
Notes to the Financial Statements	Annual for 2023	Quarterly information for 1Q-24
Basis of preparation	2	1
Material accounting policies	3	2
Cash and cash equivalents and marketable securities	8	3
Sales revenues	9	4
Costs and expenses by nature	10	5
Other income and expenses, net	11	6
Net finance income (expense)	12	7
Information by operating segment	13	8
Trade and other receivables	14	9
Inventories	15	10
Trade payables	16	11
Taxes	17	12
Employee benefits	18	13
Provisions for legal proceedings, judicial deposits and contingent liabilities	19	14
Provision for decommissioning costs	20	15
Other assets and liabilities	21	16
Property, plant and equipment	24	17
Intangible assets	25	18
Impairment	26	19
Exploration and evaluation of oil and gas reserves	27	20
Collateral for crude oil exploration concession agreements	28	21
Investments	30	22
Disposal of assets and other transactions	31	23
Finance debt	32	24
Lease liability	33	25
Equity	34	26
Financial risk management	35	27
Related party transactions	36	28
Supplemental information on statement of cash flows	37	29
Subsequent events	38	30

The notes to the annual report 2023, which were suppressed in the interim financial statements of March 31, 2024 because they do not have significant changes and / or may not be applicable to interim financial information, are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Judgments and sources of estimation uncertainty	4
Climate Change	5
New standards and interpretations	6
Capital Management	7
The “Lava Jato (Car Wash) Operation” and its effects on the Company	22
Commitment to purchase natural gas	23
Consortia (partnerships) in E&P activities	29

63

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution 80, of March 29, 2022, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended on March 31, 2024;

(ii) reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended on March 31, 2024.

Rio de Janeiro, May 13, 2024.

Jean Paul Terra Prates	Mário Vinícius Claussen Spinelli
Chief Executive Officer	Chief Governance and Compliance Executive Officer

Carlos José do Nascimento Travassos	Mauricio Tiomno Tolmasquim
Chief Engineering, Technology and Innovation Officer	Chief Energy Transition and Sustainability Officer

Clarice Coppetti	Sergio Caetano Leite
Chief Corporate Affairs Officer	Chief Financial and Investor Relations Executive Officer

Claudio Romeo Schlosser	William França da Silva
Chief Logistics, Commercialization and Markets Executive Officer	Chief Industrial Processes and Products Officer

Joelson Falcão Mendes
Chief Exploration and Production Executive Officer

64

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the technical pronouncement CPC 21 (R1) - Interim Financial Reporting and the international accounting standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), included in the quarterly information form - ITR for the quarter ended March 31, 2024, which comprises the statement of financial position as of March 31, 2024 and the respective statements of income, comprehensive income, changes in shareholders' equity and of cash flows for the three-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) – Interim Financial Reporting and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

65

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Scope of the review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the IASB, applicable to the preparation of quarterly information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters - Statements of added value

The individual and consolidated interim financial information referred to above includes the individual and consolidated statements of added value (DVA) for the three-month period ended at March 31, 2024, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 (R1) - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, May 13, 2024

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

66

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer